                                                      Pursuant to Rule 424(B)(5)
                                                      Registration No. 333-86057

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED SEPTEMBER 13, 1999)

                             1,200,000 COMMON UNITS

                        HERITAGE PROPANE PARTNERS, L.P.

                     REPRESENTING LIMITED PARTNER INTERESTS

                           -------------------------

     We are offering 1,200,000 common units as described in this prospectus supplement and the accompanying prospectus. The common units represent limited partner interests in Heritage Propane Partners, L.P. Our common units are traded on the New York Stock Exchange under the symbol "HPG." On October 22, 1999, the last reported sale price for the common units on the New York Stock Exchange was $22.25 per common unit.

     INVESTING IN THE COMMON UNITS INVOLVES CERTAIN RISKS. WE URGE YOU TO CONSIDER CAREFULLY THE "RISK FACTORS" BEGINNING ON PAGE 3 OF THE ACCOMPANYING PROSPECTUS.

                           -------------------------

                                                                  Per
                                                              Common Unit        Total
                                                              -----------        -----
Public offering price.......................................    $22.00        $26,400,000
Underwriting discount and commissions.......................    $ 1.10        $ 1,320,000
Proceeds, before expenses, to Heritage Propane Partners.....    $20.90        $25,080,000

     The underwriters may also purchase up to an additional 180,000 common units on the same terms described above within 30 days from the date of this prospectus supplement to cover over-allotments, if any. The underwriters are offering the common units subject to various conditions and may reject all or part of any order. The underwriters expect to deliver the common units to purchasers on October 28, 1999.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                           -------------------------

PAINEWEBBER INCORPORATED
                          A.G. EDWARDS & SONS, INC.
                                                  CIBC WORLD MARKETS

          THE DATE OF THIS PROSPECTUS SUPPLEMENT IS OCTOBER 25, 1999.

                               TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT                                          PAGE NO.
---------------------                                          --------
Who We Are..................................................     S-3
Recent Developments.........................................     S-3
Risk Factors................................................     S-4
Use of Proceeds.............................................     S-4
Price Range of Common Units and Distributions...............     S-5
Tax Considerations..........................................     S-6
Underwriting................................................     S-7
Validity of Common Units....................................     S-8
Experts.....................................................     S-8

PROSPECTUS


Who We Are..................................................       2
About This Prospectus.......................................       2
Risk Factors................................................       3
Use of Proceeds.............................................      12
Ratio of Earnings to Fixed Charges..........................      12
Description of Common Units.................................      13
Description of Debt Securities..............................      15
Tax Considerations..........................................      25
Plan of Distribution........................................      40
Forward Looking Statements..................................      41
Where You Can Find More Information.........................      42
Legal Opinions..............................................      42
Experts.....................................................      43

                           -------------------------

                   IMPORTANT NOTICE ABOUT INFORMATION IN THIS
             PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

     This document is in two parts. The first part is the prospectus supplement, which describes our business and the specific terms of this common unit offering. The second part, the base prospectus, gives more general information, some of which may not apply to this offering. Generally, when we refer only to the "prospectus," we are referring to both parts combined.

     IF THE DESCRIPTION OF THE OFFERING VARIES BETWEEN THE PROSPECTUS SUPPLEMENT AND THE BASE PROSPECTUS, YOU SHOULD RELY ON THE INFORMATION IN THE PROSPECTUS SUPPLEMENT.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT, AND THE UNDERWRITERS HAVE NOT, AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THE COMMON UNITS IN ANY JURISDICTION WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS OR IN THE DOCUMENTS INCORPORATED BY REFERENCE IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THOSE DOCUMENTS.

     You should review carefully all of the detailed information appearing in this prospectus supplement, the accompanying prospectus and the documents we have incorporated by reference before making an investment decision. Certain capitalized terms used but not defined in this prospectus supplement have the meanings assigned to them in the accompanying prospectus.

                                   WHO WE ARE

     We are a publicly traded Delaware limited partnership engaged in the sale, distribution and marketing of propane and other related products in the United States. We believe that we are the seventh largest retail marketer of propane in the United States based on retail gallons sold. We currently serve more than 260,000 residential, commercial, industrial and agricultural customers from 156 district locations in 26 states. Our operations extend from coast to coast with concentrations in the western, upper midwestern and southeastern regions of the United States, with expansion into the northeastern United States in the last two years. From 1989, when our predecessor was formed, through August 31, 1999, we have completed 59 acquisitions for a total purchase price of $242 million.

     We maintain our principal executive offices at 8801 South Yale Avenue, Suite 310, Tulsa, Oklahoma 74137, and our telephone number is (918) 492-7272.

                              RECENT DEVELOPMENTS

WE HAVE RELEASED SUMMARY OPERATING RESULTS FOR FISCAL 1999

     On October 19, 1999, we released summary operating results for the fiscal year ended August 31, 1999. The results for the fiscal year ended August 31, 1999 are based on the unaudited accounting information currently available to us. The amounts in the table below, except per unit data, are in millions.

                                                                 FISCAL YEAR
                                                              ENDED AUGUST 31,
                                                              -----------------
                                                               1998      1999
                                                              -------   -------
Gross profit................................................  $ 89.1    $ 96.8
Operating expenses..........................................    47.0      51.2
Net income..................................................     8.8       9.7
Net income per limited partner unit.........................    1.04      1.11
EBITDA(1)...................................................    37.8      41.0
Retail gallons sold.........................................   146.7     159.9

---------------

(1) EBITDA is defined as operating income plus depreciation and amortization (including the EBITDA of investees). EBITDA should not be considered as an alternative to net income (as an indicator of operating performance) or as an alternative to cash flow (as a measure of liquidity or ability to service debt obligations), but provides additional information for evaluating our ability to make the minimum quarterly distributions provided for in our partnership agreement. EBITDA is not a calculation based on generally accepted accounting principles. Investors should be cautioned that EBITDA as reported by us may not be comparable in all instances to EBITDA as reported by other companies.

     Total gross profit for fiscal 1999 increased $7.7 million, or 8.6%, to $96.8 million, primarily due to acquisitions. Operating expenses increased $4.2 million, or 8.9%, to $51.2 million primarily due to acquisition related expenses. Net income for the year increased 10.2% to $9.7 million as compared to $8.8 million for fiscal 1998. Net income per limited partner unit was $1.11 for fiscal 1999, an increase of $.07 per unit from fiscal 1998's reported $1.04 per limited partner unit. EBITDA for fiscal 1999 increased $3.2 million, or 8.5%, to $41.0 million as compared to $37.8 million for fiscal 1998. Retail gallons sold in fiscal 1999 increased 9.0% to 159.9 million gallons, an increase of 13.2 million gallons over the 146.7 million gallons reported in fiscal 1998, primarily as a result of acquisitions and internal growth partially offset by reduced volume due to one of the warmest winters this century.

WE HAVE INCREASED THE SIZE OF OUR CREDIT FACILITY

     We recently amended our credit facility to increase the total amount available for borrowing from $50 million to $85 million. Our credit facility consists of an acquisition facility and a working capital facility. The maximum amount available under the acquisition facility was increased from $30 million to $50 million, and the maximum amount available under the working capital facility was increased from $20 million to $35 million.

     At October 22, 1999, as adjusted for the amendment to our credit facility and the application of the net proceeds of this offering in the manner described below under "Use of Proceeds," we would have had $4.3 million of borrowings outstanding under the acquisition facility, leaving $45.7 million available for additional borrowings, and we had $20.0 million of borrowings outstanding under the working capital facility, leaving $15.0 million available for additional borrowings.

                                  RISK FACTORS

     The common units offered by this prospectus may involve a high degree of risk. You should read carefully the discussion of the material risks relating to an investment in the common units beginning on page 3 of the accompanying prospectus.

                                USE OF PROCEEDS

     We estimate that the net proceeds from this offering of common units will be approximately $24.8 million, after deducting underwriting discounts and commissions and other expenses associated with the offering. We intend to use these net proceeds to repay approximately $24.8 million of the outstanding indebtedness under our acquisition facility that was incurred to acquire propane businesses. The indebtedness to be repaid bears interest at a floating rate equal to LIBOR plus a spread of approximately 1 1/2%, or a current weighted average interest rate of approximately 7.0% per annum. The acquisition facility is available for borrowings on a revolving basis through December 31, 2001, after which date one-tenth of the outstanding balance must be repaid each quarter, with a final maturity on June 30, 2004.

                 PRICE RANGE OF COMMON UNITS AND DISTRIBUTIONS

     As of October 22, 1999, there were 5,865,174 common units outstanding, held by 372 holders, including common units held in street name. The common units are traded on the NYSE under the symbol "HPG." We also have 2,777,207 subordinated units outstanding, all of which are held by our general partner, for which there is no established public trading market. The following table sets forth, for the periods indicated, the high and low sales prices for the common units, as reported on the NYSE Composite Transactions Tape, and quarterly declared distributions on the common units. The last reported sales price of common units on the NYSE on October 22, 1999 was $22.25 per common unit.

                                                     PRICE RANGE             CASH
                                                  -----------------   DISTRIBUTIONS PER
                                                   HIGH       LOW       COMMON UNIT(1)
                                                  -------   -------   ------------------
1996 FISCAL YEAR
  Fourth Quarter Ended August 31, 1996..........  $20.625   $19.750        $0.3530(2)
1997 FISCAL YEAR
  First Quarter Ended November 30, 1996.........  $21.625   $20.000        $0.5000
  Second Quarter Ended February 28, 1997........   22.000    19.875         0.5000
  Third Quarter Ended May 31, 1997..............   21.750    20.000         0.5000
  Fourth Quarter Ended August 31, 1997..........   22.250    20.875         0.5000
1998 FISCAL YEAR
  First Quarter Ended November 30, 1997.........  $25.500   $22.625        $0.5000
  Second Quarter Ended February 28, 1998........   25.000    23.125         0.5000
  Third Quarter Ended May 31, 1998..............   24.250    22.500         0.5000
  Fourth Quarter Ended August 31, 1998..........   24.375    22.000         0.5000
1999 FISCAL YEAR
  First Quarter Ended November 30, 1998.........  $23.750   $20.813        $0.5000
  Second Quarter Ended February 28, 1999........   24.000    20.875         0.5125
  Third Quarter Ended May 31, 1999..............   23.375    21.500         0.5625
  Fourth Quarter Ended August 31, 1999..........   23.375    21.875         0.5625
2000 FISCAL YEAR
  First Quarter (through October 22, 1999)......  $23.000   $20.750        $    --(3)

---------------

(1) Distributions are shown in the quarter with respect to which they were declared. For each of the indicated quarters for which distributions have been made, an identical per unit cash distribution was paid on the subordinated units.

(2) Prorated from the closing of our initial public offering on June 28, 1996 to the end of the fourth quarter ended August 31, 1996.

(3) We intend to continue to pay regular quarterly distributions to common and subordinated unitholders on the applicable record date within 45 days after the end of each calendar quarter. We believe that future operating results will continue to support similar levels of quarterly cash distributions; however, we cannot assure you that future distributions will continue at current levels. Future distributions will be at the discretion of our general partner and will depend on actual cash available for distribution.

                               TAX CONSIDERATIONS

     We estimate that if you purchase common units in this offering and own them through the record date for the distribution for the quarter ended October 31, 2001, then you will be allocated, on a cumulative basis, an amount of federal taxable income for such period that will be less than 20% of the cash distributed with respect to that period. We further estimate that after the quarter ended October 31, 2001, the taxable income allocable to the unitholders will constitute an increasing percentage of the cash distributed to unitholders. These estimates are based upon the assumption that our available cash for distribution will approximate the amount required to distribute cash to the holders of both the common units and the subordinated units in an amount equal to the current quarterly distribution of $0.5625 per unit and other assumptions with respect to capital expenditures, cash flow and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond our control, especially the assumed prices for propane. Further, the estimates are based on current tax law and certain tax reporting positions that we have adopted and with which the IRS could disagree. Accordingly, we cannot assure you that the estimates will be correct. The actual percentage of distributions that will constitute taxable income could be higher or lower, and any differences could be material and could materially affect the value of the common units. See "Tax Considerations -- Tax Treatment of Unitholders" in the prospectus accompanying this prospectus supplement.

     Andrews & Kurth L.L.P., our special counsel, has adopted the opinion of Baker & Botts, L.L.P. set forth in "Tax Considerations" in the Prospectus, with the same qualifications and limitations applicable to the opinion of Baker & Botts, L.L.P. described in "Tax Considerations -- Legal Opinions and Advice." The opinion of Andrews & Kurth L.L.P. replaces the opinion of Baker & Botts, L.L.P.

                                  UNDERWRITING

     Under the terms and subject to the conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has severally agreed to purchase from us, and we have agreed to sell to such underwriter, the number of common units set forth opposite the name of such underwriter.

                                                                NUMBER OF
UNDERWRITER                                                    COMMON UNITS
-----------                                                    ------------
PaineWebber Incorporated....................................      540,000
A.G. Edwards & Sons, Inc....................................      360,000
CIBC World Markets Corp.....................................      300,000
                                                                ---------
          Total.............................................    1,200,000
                                                                =========

     The underwriters propose to offer the common units to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at such public offering price less a selling concession not in excess of $0.65 per common unit. The underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per common unit to certain other underwriters or to certain other brokers or dealers. After the initial offering of the common units to the public, the offering price and other selling terms may from time to time be changed by the underwriters. The common units are offered subject to receipt and acceptance by the underwriters, and to other conditions, including the right to reject orders in whole or in part.

     We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 180,000 additional common units at the public offering price less the underwriting discount. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent this option is exercised, each underwriter will be committed, subject to certain conditions, to purchase a number of additional common units approximately proportionate to the underwriter's initial purchase commitment.

     We and our general partner and certain executives and other persons have agreed, with limited exceptions, not to, directly or indirectly, sell, offer to sell, grant any option for the sale of, or otherwise dispose of any common units or securities convertible into or exercisable or exchangeable for common units or rights to acquire common units for a period of 90 days after the date of this prospectus supplement, without the prior written consent of PaineWebber Incorporated.

     The underwriters have performed certain investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

     For this offering, the underwriters may purchase and sell common units in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created for this offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the common units. Syndicate short positions involve the sale by the underwriters of a greater number of common units than they are required to purchase from us in this offering. The underwriters may also impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the common units sold in this offering for their account may be reclaimed by the syndicate if those common units are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the common units, which may be higher than the price that might otherwise prevail in the open market, and these activities, if commenced, may be discontinued at any time without notice. These transactions may be effected on the New York Stock Exchange or otherwise.

     Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common units.

In addition, neither we nor any of the underwriters makes any representation that they will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     The following table shows the underwriting discounts and commissions to be paid to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional common units.

                                                              NO EXERCISE   FULL EXERCISE
                                                              -----------   -------------
Per Common Unit.............................................  $     1.10     $     1.10
Total.......................................................  $1,320,000     $1,518,000

     We estimate that the total expenses of the offering, other than underwriting discounts and commissions, will be approximately $250,000.

     We and our general partner have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect thereof.

     Because the National Association of Securities Dealers, Inc. views the common units offered hereby as interests in a direct participation program, the offering is being made in compliance with Rule 2810 of the NASD's Conduct Rules.

                            VALIDITY OF COMMON UNITS

     Andrews & Kurth L.L.P., Houston, Texas will pass upon the validity of the common units offered by this prospectus. Certain legal matters in connection with the common units offered hereby will be passed upon for the underwriters by Baker & Botts, L.L.P., Houston, Texas.

                                    EXPERTS

     The consolidated financial statements of Heritage Propane Partners, L.P. incorporated by reference and the consolidated balance sheet of Heritage Holdings, Inc. included as an exhibit to the registration statement of which this prospectus is a part, to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

PROSPECTUS

                                  $150,000,000

                        HERITAGE PROPANE PARTNERS, L.P.

                                  COMMON UNITS

                                DEBT SECURITIES

     This prospectus provides you with a general description of the securities we may offer. Each time we sell securities we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and any supplement carefully before you invest.

     The common units are traded on the New York Stock Exchange under the symbol "HPG." On September 10, 1999, the last reported sales price for the common units as reported on the New York Stock Exchange Composite Transactions Tape was $22.50 per common unit. We will provide information in the prospectus supplement for the expected trading market, if any, for the debt securities.

     You should carefully consider each of the risk factors described under "Risk Factors" beginning on page 3 of this Prospectus.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is prohibited.

               The date of this Prospectus is September 13, 1999.

                               TABLE OF CONTENTS

WHO WE ARE..................................................    2
ABOUT THIS PROSPECTUS.......................................    2
RISK FACTORS................................................    3
USE OF PROCEEDS.............................................   12
RATIO OF EARNINGS TO FIXED CHARGES..........................   12
DESCRIPTION OF COMMON UNITS.................................   13
DESCRIPTION OF DEBT SECURITIES..............................   15
TAX CONSIDERATIONS..........................................   25
PLAN OF DISTRIBUTION........................................   40
FORWARD LOOKING STATEMENTS..................................   41
WHERE YOU CAN FIND MORE INFORMATION.........................   42
LEGAL OPINIONS..............................................   42
EXPERTS.....................................................   43

                                   WHO WE ARE

     We are a publicly traded Delaware limited partnership engaged in the sale, distribution and marketing of propane and other related products in the United States. We believe that we are the seventh largest retail marketer of propane in the United States (as measured by retail gallons sold). We currently serve more than 250,000 residential, commercial, industrial and agricultural customers from 149 district locations in 26 states. Our operations extend from coast to coast with concentrations in the western, upper midwestern and southeastern regions of the United States, with expansion into the northeastern United States in the last two years.

     We maintain our principal executive offices at 8801 South Yale Avenue, Suite 310, Tulsa, Oklahoma 74137, and our telephone number is (918) 492-7272.

     As used in this prospectus, "we," "us," "our" and "Heritage Propane" mean Heritage Propane Partners, L.P. and, unless the context requires otherwise, our subsidiary operating partnership, Heritage Operating, L.P., and our wholly owned subsidiary, Heritage Service Corp. Our subsidiary operating partnership is sometimes referred to in this prospectus as the "Operating Partnership."

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission using a "shelf" registration process. Under this shelf registration process, we may sell the common units and debt securities described in this prospectus in one or more offerings. The common units and debt securities are sometimes referred to in this prospectus as the "Securities." This prospectus provides you with a general description of us and the Securities. Each time we sell Securities with this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add to, update or change information in this prospectus. The information in this prospectus is accurate as of its date. You should carefully read this prospectus, the prospectus supplement and the documents we have incorporated by reference under the heading "Where You Can Find More Information."

                                  RISK FACTORS

     Before you invest in the Securities, you should be aware that there are risks in doing so, including those described below. You should consider carefully these risk factors together with all of the other information included in this prospectus, any prospectus supplement and the documents we have incorporated by reference.

     If any of the following risks actually occurs, then our business, financial condition or results of operations could be materially adversely affected. In such event, we may be unable to make distributions to our unitholders or pay interest on or the principal of any debt securities, the trading price of our Securities could decline and you may lose all or part of your investment.

RISKS INHERENT IN OUR BUSINESS

     Since weather conditions may adversely affect demand for propane, our financial condition is vulnerable to warm winters

     Weather conditions have a significant impact on the demand for propane for both heating and agricultural purposes. Many of our customers rely heavily on propane as a heating fuel. Typically, we sell approximately 66% of our retail propane volume during the peak heating season of October through March. Lower sales volume due to warmer winter weather will adversely affect our results of operations. Furthermore, variations in weather in one or more of the regions where we operate can significantly affect the total volume of propane that we sell and the profits realized on these sales. In fiscal 1998, temperatures were significantly warmer than normal in areas in which we sell propane. Agricultural demand for propane is also affected by weather during the harvest season as poor harvests reduce demand for propane used in crop drying.

     Sudden and sharp propane price increases may adversely affect our operating results

     The amount of gross profit we make selling propane retail depends on the excess of the sales price we receive over our propane supply costs. Propane is a commodity and the price we pay for it can change significantly in response to changes in supply or other market conditions over which we have no control. Since we may not be able to pass on to our customers immediately or in full all increases in our wholesale cost of propane, these increases could reduce our gross profits.

     Market volatility may cause us to sell inventory at less than the price we purchased it, which could adversely affect our operating results

     Because of the potential volatility of propane prices, the market price for propane could fall below the price at which we purchased it, which would adversely affect our profits or render sales from such inventory unprofitable. While we generally attempt to minimize this inventory risk by purchasing propane on a short-term basis, we may on occasion, depending on inventory and price outlooks, purchase and store propane at both our service centers and in our major storage facilities for future resale. We may purchase large volumes of propane during periods of low demand and low prices, which generally occur during the summer months, at the then current market price.

     We are dependent on our principal suppliers which increases the risk of an interruption in supply

     During the first nine months of fiscal 1999, 67% of our propane was purchased from domestic suppliers, and 33% was purchased through M-P Oils, Ltd., one of our wholly owned subsidiaries. M-P Oils, Ltd. holds a 60% interest in a Canadian partnership that supplies our volume requirements in the northern states. Although we believe that alternative sources of propane are readily available, if we were unable to purchase propane from our usual sources, the failure to obtain alternate sources at competitive prices and on a timely basis could have a material adverse effect on our business. Because we purchase propane from foreign sources, our business is subject to risks of disruption in foreign supply.

     Because of the highly competitive nature of the retail propane business, we may not be able to maintain existing customers or acquire new customers, which would have an adverse impact on our operating results and financial condition

     If we are unable to compete effectively in the propane business, we may lose existing customers or fail to acquire new customers, which will have a material adverse effect on our results of operations and financial condition. We compete with a number of large national and regional firms and several thousand small independent firms. Because of the relatively low barriers to entry into the retail propane market, there is potential for small independent propane retailers, as well as other companies who may not be engaged in retail propane distribution, to compete with our retail outlets. As a result, we are always subject to the risk of additional competition in the future. Certain of our competitors have greater financial resources than we do. Should a competitor attempt to increase market share by decreasing prices, our financial condition and results of operations could be materially adversely affected. Generally, warmer-than-normal weather further intensifies competition. We believe that our ability to compete effectively depends on the reliability of our service, our responsiveness to customers and our ability to maintain competitive retail prices.

     Propane competes with other sources of energy, some of which are less costly for equivalent energy value. We compete for customers against suppliers of electricity, natural gas and fuel oil. Competition from alternative energy sources has been increasing as a result of reduced regulation of many utilities, including natural gas and electricity. Except for certain industrial and commercial applications, propane is generally not competitive with natural gas in areas where natural gas pipelines already exist because natural gas is a significantly less expensive source of energy than propane. The gradual expansion of the nation's natural gas distribution systems has resulted in the availability of natural gas in many areas that previously depended upon propane. Although propane is similar to fuel oil in certain applications and market demand, propane and fuel oil compete to a lesser extent primarily because of the cost of converting from one to the other.

     If we do not make acquisitions on economically acceptable terms, our future financial performance will be limited

     The retail propane industry is mature, and we foresee only limited growth in total retail demand for propane. Moreover, because of long-standing customer relationships that are typical in our industry, the inconvenience of switching tanks and suppliers and propane's higher cost relative to other energy sources, such as natural gas, it may be difficult for us to acquire new retail customers except through acquisitions. Therefore, our ability to grow will depend primarily upon our ability to acquire other retail propane distributors and to successfully integrate them into our existing operations and to make cost-saving changes. We cannot guarantee that we will identify attractive acquisition candidates in the future, that we will be able to acquire such businesses on economically acceptable terms or successfully integrate them into our existing operations and make cost-saving changes, that any acquisition will not dilute earnings and distributions to our unitholders or that any additional debt incurred to finance an acquisition will not adversely affect our ability to make distributions to unitholders. We are subject to certain covenants contained in our debt agreements that may restrict our ability to incur debt to finance acquisitions. In addition, to the extent that warm weather or other factors adversely affects our operating and financial results, our access to capital and our acquisition activities may be limited.

     We are subject to operating and litigation risks that could adversely affect our operating results to the extent not covered by insurance

     Our operations are subject to all operating hazards and risks normally incidental to handling, storing and delivering combustible liquids like propane. As a result, we have been, and are likely to be, a defendant in various legal proceedings arising in the ordinary course of business. We maintain insurance policies with insurers in such amounts and with such coverages and deductibles as we believe are reasonable and prudent. However, we cannot guarantee that our insurance will be adequate to protect us from all material expenses related to potential future claims for personal injury and property damage or that such levels of insurance will be available at economical prices.

     Energy efficiency and technological advances may affect the demand for propane and adversely affect our operating results

     The national trend toward increased conservation and technological advances, including installation of improved insulation and the development of more efficient furnaces and other heating devices, has decreased the demand for propane by retail customers. We cannot predict how future conservation measures or technological advances in heating, conservation, energy generation or other devices might affect our operations.

     Our results of operations and financial condition may be adversely affected by governmental regulation and associated environmental and regulatory costs

     The propane business is subject to a wide range of federal and state laws and regulations related to environmental and other regulated matters. We have implemented environmental programs and policies designed to avoid potential liability and costs under applicable environmental laws. It is possible, however, that we will have increased costs due to stricter pollution control requirements or liabilities resulting from non-compliance with operating or other regulatory permits. New environmental regulations might adversely impact our operations, storage and transportation of propane. It is possible that material costs and liabilities will be incurred, including those relating to claims for damages to property and persons.

RISKS INHERENT IN AN INVESTMENT IN HERITAGE PROPANE

     Cash distributions are not guaranteed and may fluctuate with our performance and other external factors

     Because distributions on the common units are dependent on the amount of cash generated, distributions may fluctuate based on our performance. The actual amount of cash that is available will depend upon numerous factors, including:

     - cash flow generated by operations;

     - required principal and interest payments on our debt;

     - the costs of acquisitions;

     - restrictions contained in our debt instruments;

     - issuances of debt and equity securities;

     - fluctuations in working capital;

     - capital expenditures;

     - adjustments in reserves made by the general partner in its discretion;

     - prevailing economic conditions; and

     - financial, business and other factors, a number of which will be beyond our control.

     Cash distributions are dependent primarily on cash flow, including from reserves, and not on profitability, which is affected by non-cash items. Therefore, cash distributions might be made during periods when we record losses and might not be made during periods when we record profits.

     The partnership agreement gives the general partner discretion in establishing reserves for the proper conduct of our business. These reserves will also affect the amount of cash available for distribution.

     The distribution priority of holders of common units terminates at the end of the subordination period

     Currently the common units have the right to receive distributions of available cash from our operations in an amount equal to $0.50 per unit before any distributions of such available cash are made on our subordinated units. This priority right is scheduled to end when certain financial tests, which are related to generating cash from operations and distributing at least $0.50 per unit on all common units and subordinated units, are satisfied for each of three consecutive four-quarter periods ending on or after May 31, 2001. If these financial tests are met, the subordinated units will convert into common units and will thereafter share equally with other common units in distributions of available cash. Pursuant to the terms of the partnership agreement, on July 7, 1999, 925,736 subordinated units converted into common units. The conversion of the subordinated units was dependent on meeting these financial tests for the period commencing with our public offering in June 1996. An additional 925,736 subordinated units will convert to common units after May 31, 2000 if these financial tests are met for the three consecutive four-quarter periods ending on such date. We met these financial tests for the four-quarter periods ended May 31, 1997, May 31, 1998 and May 31, 1999 and expect that we will meet the remaining financial test in the four-quarter period ending May 31, 2000. The period during which the common units have a priority right in distributions and in which the right of the subordinated units to distributions is subordinated is referred to as the subordination period.

     We may sell additional limited partner interests, diluting existing interests of unitholders

     Our partnership agreement generally allows us to issue additional limited partner interests and other equity securities without the approval of the unitholders. During the subordination period, however, which will generally extend at least through May 31, 2001, the number of common units that we may issue is subject to certain limitations. These limitations do not apply to issuances in connection with acquisitions or capital improvements that are accretive, the repayment of certain indebtedness or certain employee benefit plans. When we issue additional equity securities, your proportionate partnership interest will decrease and the amount of cash distributed on each unit and the market price of common units could decrease. Issuance of additional common units will also diminish the relative voting strength of each previously outstanding unit. Following the end of the subordination period, there are no limits on the total number of common units or other equity securities that we may issue.

     Our debt agreements may limit our ability to make distributions to unitholders and our financial flexibility

     As of May 31, 1999, we had outstanding $167 million in senior secured promissory notes with insurance companies and $22.8 million outstanding under our bank credit facility. Our leverage may adversely affect our ability to finance future operations and capital needs, limit our ability to pursue acquisitions and other business opportunities and make our results of operations more susceptible to adverse economic conditions. We may in the future incur additional debt to finance acquisitions or for general business purposes, which could result in a significant increase in our leverage. The payment of principal and interest on our debt will reduce the cash available to make distributions on the common units. We will not be able to make any distributions to our unitholders if there is or will be an event of default under our debt agreements. Our ability to make principal and interest payments depends on future performance, which performance is subject to many factors, several of which will be outside our control. We have granted liens on substantially all of our personal property (other than vehicles) to secure our existing debt. If an event of default occurs, the lenders can foreclose on the collateral.

     The notes and the bank credit facility contain provisions relating to changes in ownership. If these provisions are triggered, the outstanding debt may become due. If that happens, we cannot guarantee that we would be able to pay the debt. The general partner and its stockholders are not prohibited from entering into a transaction that would trigger these change-in-ownership provisions. The notes and the bank credit facility also contain restrictive covenants that limit our ability to incur additional debt and to engage in certain transactions. This could reduce our ability to capitalize on business opportunities that arise. Any new indebtedness could have similar or greater restrictions.

     Our holding company structure may limit our ability to repay debt securities.

     We are a holding company and have no material operations and only limited assets. Accordingly, our ability to service our debt obligations will be entirely dependent upon the receipt of distributions from the Operating Partnership.

     Our holding company structure results in two principal risks:

     - The Operating Partnership may be restricted by contractual provisions or applicable laws from providing us the cash that we need to pay our debt service obligations, including payments on any debt securities we offer under this prospectus; and

     - In any liquidation, reorganization or insolvency proceeding involving Heritage Propane or in any other proceeding involving claims of creditors (other than Heritage Propane) of the Operating Partnership (including trade creditors, secured creditors, taxing authorities and creditors holding guarantees), your claim as a holder of any debt securities we offer under this prospectus will be effectively junior to the claims of holders of any indebtedness of the Operating Partnership.

RISKS ARISING FROM OUR PARTNERSHIP STRUCTURE AND RELATIONSHIPS WITH OUR GENERAL PARTNER

     The general partner is not elected by the unitholders and cannot be removed without its consent

     The general partner manages and operates Heritage Propane. Unlike the holders of common stock in a corporation, common unitholders will have only limited voting rights on matters affecting our business. Common unitholders will have no right to elect the general partner or the directors of the general partner on an annual or other continuing basis, and the general partner may not be removed except upon the vote of the holders of at least 66 2/3% of the outstanding units (including units owned by the general partner and its affiliates) and the election of a successor general partner by the vote of the holders of not less than a majority of the outstanding common units and the holders of not less than a majority of the outstanding subordinated units, each voting as a separate class. Because the general partner owns all of the subordinated units and more than one-third of all units, the general partner cannot be removed without its consent.

     Persons owning 20% or more of the common units cannot vote

     Any units held by a person that owns 20% or more of any class of units then outstanding cannot be voted. This limitation does not apply to the general partner and its affiliates. This provision may:

     - discourage a person or group from attempting to remove the general partner or otherwise changing management; and

     - reduce the price at which the common units will trade under certain circumstances.

     Unitholders may be required to sell their units to the general partner at an undesirable time or price

     If at any time less than 20% of the outstanding units of any class are held by persons other than the general partner and its affiliates, the general partner will have the right to acquire all, but not less than all, of those units at a price no less than their then-current market price. As a consequence, a unitholder may be required to sell his common units at an undesirable time or price. The general partner may assign this purchase right to any of its affiliates or Heritage Propane.

     The general partner can protect itself against dilution

     Whenever we issue equity securities to any person other than the general partner and its affiliates, the general partner has the right to purchase additional limited partnership interests on the same terms to maintain its percentage interest in Heritage Propane. No other unitholder has a similar right. Therefore, only the general partner may protect itself against dilution caused by the issuance of additional equity securities.

     Unitholders may not have limited liability in certain circumstances and may be liable for the return of certain distributions

     A number of states have not clearly established limitations on the liabilities of limited partners for the obligations of a limited partnership. The unitholders might be held liable for our obligations as if they were a general partner if:

     - a court or government agency determined that we were conducting business in the state but had not complied with the state's partnership statute; or

     - unitholders' rights to act together to remove or replace the general partner or take other actions under the partnership agreement constitute "control" of our business.

     Unitholders may have liability to repay distributions

     Unitholders will not be liable for assessments in addition to their initial capital investment in the common units. Under certain circumstances, however, unitholders may have to repay Heritage Propane amounts wrongfully returned or distributed to them. Under Delaware law, we may not make a distribution to you if the distribution causes the liabilities of Heritage Propane to exceed the fair value of Heritage Propane's assets. Liabilities to partners on account of their partnership interests and non-recourse liabilities are not counted for purposes of determining whether a distribution is permitted. Delaware law provides that a limited partner who receives such a distribution and knew at the time of the distribution that the distribution violated Delaware law will be liable to the limited partnership for the distribution amount for three years from the distribution date. Under Delaware law, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of the assignor to make contributions to the partnership. However, such an assignee is not obligated for liabilities unknown to him at the time he or she became a limited partner if the liabilities could not be determined from the partnership agreement.

     The partnership agreement modifies the fiduciary duties of the general partner under Delaware law

     Our partnership agreement contains language limiting the liability of the general partner to us and the unitholders. For example, our partnership agreement provides that:

     - The general partner does not breach any duty to us or the unitholders by borrowing funds or approving any borrowing. The general partner is protected even if the purpose or effect of the borrowing is to increase incentive distributions to the general partner or to hasten the conversion of subordinated units into common units;

     - The general partner does not breach any duty to us or the unitholders by taking any actions consistent with the standards of reasonable discretion outlined in the definitions of Available Cash and Operating Surplus contained in our partnership agreement; and

     - The general partner does not breach any standard of care or duty by resolving conflicts of interest unless the general partner acts in bad faith.

     The modifications of state law standards of fiduciary duty contained in our partnership agreement may significantly limit the ability of unitholders to successfully challenge the actions of the general partner as being a breach of what would otherwise have been a fiduciary duty. These standards include the highest duties of good faith, fairness and loyalty to the limited partners. Such a duty of loyalty would generally prohibit a general partner of a Delaware limited partnership from taking any action or engaging in any transaction for which it has a conflict of interest. Under the partnership agreement, the general partner may exercise its broad discretion and authority in the management of Heritage Propane and the conduct of its operations as long as the general partner's actions are in the best interest of Heritage Propane.

POTENTIAL CONFLICTS OF INTEREST RELATED TO THE OPERATION OF HERITAGE PROPANE

     Certain conflicts of interest could arise among the general partner and Heritage Propane. Such conflicts may include, among others, the following situations:

     - we do not have any employees and we rely solely on employees of the general partner and its affiliates;

     - under the partnership agreement, we reimburse the general partner for the costs of managing and operating Heritage Propane;

     - decisions of the general partner concerning the amount and timing of cash expenditures, borrowings, issuances of additional units and reserves in any quarter may affect the level of cash available to pay quarterly distributions to unitholders;

     - the general partner tries to avoid being personally liable for Heritage Propane's obligations. The general partner is permitted to protect its assets in this manner by the partnership agreement. Under the partnership agreement, the general partner does not breach its fiduciary duty even if Heritage Propane could have obtained more favorable terms without limitations on the general partner's liability;

     - under the partnership agreement, the general partner may pay its affiliates for any services rendered on terms fair and reasonable to Heritage Propane. The general partner may also enter into additional contracts with any of its affiliates on Heritage Propane's behalf. Agreements or contracts between Heritage Propane and the general partner (and its affiliates) are not the result of arms length negotiations;

     - the general partner does not breach the partnership agreement by exercising its call rights to purchase limited partnership interests or by assigning its call rights to one of its affiliates or to Heritage Propane.

TAX RISKS

     For a general discussion of the expected federal income tax consequences of owning and disposing of common units, see "Tax Considerations."

     Tax treatment is dependent on partnership status

     The availability to a common unitholder of the federal income tax benefits of an investment in the common units depends, in large part, on our classification as a partnership for federal income tax purposes. Based on certain representations of the general partner and Heritage Propane, Baker & Botts, L.L.P., our tax counsel, is of the opinion that, under current law, we will be classified as a partnership for federal income tax purposes. However, no ruling from the IRS as to such status has been or is expected to be requested. Instead, we are relying on the opinion of our tax counsel, which is not binding on the IRS. One of the representations on which the opinion of our tax counsel is based is that at least 90% of our gross income for each taxable year will be "qualifying income" within the meaning of Section 7704 of the Internal Revenue Code. Whether we will continue to be classified as a partnership in part depends on our ability to meet this qualifying income test in the future.

     If we were classified as an association taxable as a corporation for federal income tax purposes, we would pay tax on our income at corporate rates (currently a 35% federal rate). Distributions to the common unitholders would generally be taxed a second time as corporate distributions, and no income, gains, losses or deductions would flow through to the unitholders. Because a tax would be imposed upon us as an entity, the cash available for distribution to the common unitholders would be substantially reduced. Treatment of us as a taxable entity would cause a material reduction in the anticipated cash flow and after-tax return to the common unitholders, likely causing a substantial reduction in the value of the common units.

     We cannot guarantee that the law will not be changed so as to cause us to be treated as an association taxable as a corporation for federal income tax purposes or otherwise to be subject to entity-level taxation. Our partnership agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, certain provisions of our partnership agreement will be subject to change. Such changes would include a decrease in the minimum quarterly distribution and the target distribution levels to reflect the impact of such law on us.

     We have not requested an IRS ruling with respect to our classification as a partnership

     We have not requested a ruling from the IRS with respect to our classification as a partnership for federal income tax purposes, whether our propane operations generate "qualifying income" under Section 7704 of the Internal Revenue Code or any other matter affecting us. Accordingly, the IRS may adopt positions that differ from the conclusions of our tax counsel expressed in this prospectus or the positions taken by us. It may be necessary to resort to administrative or court proceedings in an effort to sustain some or all of our tax counsel's conclusions or the positions taken by us. A court may not concur with some or all of our conclusions. Any contest with the IRS may materially and adversely impact the market for the common units and the prices at which they trade. In addition, the costs of any contest with the IRS will be borne directly or indirectly by some or all of the unitholders and the general partner.

     A unitholder's tax liability could exceed cash distributions on his units

     A unitholder will be required to pay federal income taxes and, in some cases, state and local income taxes on his allocable share of our income, even if he receives no cash distributions from us. We cannot guarantee that a unitholder will receive cash distributions equal to his allocable share of our taxable income or even the tax liability to him resulting from that income. Further, a unitholder may incur a tax liability, in excess of the amount of cash received, upon the sale of his common units.

     Ownership of common units may have adverse tax consequences for tax-exempt organizations and certain other investors

     Investment in common units by certain tax-exempt entities, regulated investment companies and foreign persons raises issues unique to them. For example, virtually all of our taxable income allocated to organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, will be unrelated business taxable income and thus will be taxable to the unitholder. Very little of our income will be qualifying income to a regulated investment company. Distributions to foreign persons will be reduced by withholding taxes.

     Only calendar-year taxpayers may become partners

     Only calendar-year taxpayers may purchase common units. Any unitholder who is not a calendar-year taxpayer will not be admitted to Heritage Propane as a partner, will not be entitled to receive distributions or federal income tax allocations from Heritage Propane and may only transfer these interests to a purchaser or other transferee.

     There are limits on the deductibility of losses

     In the case of taxpayers subject to the passive loss rules (generally, individuals and closely held corporations), any losses generated by us will only be available to offset our future income and cannot be used to offset income from other activities, including other passive activities or investments. Unused losses may be deducted when the unitholder disposes of his entire investment in us in a fully taxable transaction with an unrelated party. A unitholder's share of our net passive income may be offset by unused losses from us carried over from prior years, but not by losses from other passive activities, including losses from other publicly traded partnerships.

     Tax shelter registration could increase risk of potential audit by the IRS

     We are registered with the IRS as a "tax shelter." The IRS has issued us the following tax shelter registration number: 96234000014. Issuance of the registration number does not indicate that an investment in us or the claimed tax benefits have been reviewed, examined or approved by the IRS. We cannot guarantee that we will not be audited by the IRS or that tax adjustments will not be made. The rights of a unitholder owning less than a 1% profits interest in us to participate in the income tax audit process are very limited. Further, any adjustments in our tax returns will lead to adjustments in the unitholders' tax returns and may lead to audits of unitholders' tax returns and adjustments of items unrelated to us. Each unitholder would bear the cost of any expenses incurred in connection with an examination of his personal tax return.

     Tax gain or loss on disposition of common units could be different than expected

     A unitholder who sells common units will recognize gain or loss equal to the difference between the amount realized and his tax basis in the common units. Prior distributions in excess of cumulative net taxable income allocated for a common unit which decreased a unitholder's tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder's tax basis in that common unit, even if the price is less than his original cost. A portion of the amount realized, whether or not representing gain, may be ordinary income. Furthermore, should the IRS successfully contest some conventions used by us, a unitholder could recognize more gain on the sale of common units than would be the case under those conventions, without the benefit of decreased income in prior years.

     Reporting of partnership tax information is complicated and subject to audits

     We will furnish each unitholder with a Schedule K-1 that sets forth his allocable share of income, gains, losses and deductions. In preparing these schedules, we will use various accounting and reporting conventions and adopt various depreciation and amortization methods. We cannot guarantee that these schedules will yield a result that conforms to statutory or regulatory requirements or to administrative pronouncements of the IRS. Further, our tax return may be audited, which could result in an audit of a unitholder's individual tax return and increased liabilities for taxes because of adjustments resulting from the audit.

     There is a possibility of loss of tax benefits relating to nonuniformity of common units and nonconforming depreciation conventions

     Because we cannot match transferors and transferees of common units, uniformity of the economic and tax characteristics of the common units to a purchaser of common units of the same class must be maintained. To maintain uniformity and for other reasons, we have adopted certain depreciation and amortization conventions that do not conform with all aspects of certain proposed and final Treasury Regulations. A successful challenge to those conventions by the IRS could adversely affect the amount of tax benefits available to a purchaser of common units and could have a negative impact on the value of the common units.

     There are state, local and other tax considerations

     In addition to federal income taxes, unitholders will likely be subject to other taxes, such as state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which he resides or in which we do business or own property. A unitholder will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of the various jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. It is the responsibility of each unitholder to file all United States federal, state and local tax returns that may be required of him. Our tax counsel has not rendered an opinion on the state or local tax consequences of an investment in us.

     Unitholders may have negative tax consequences if we default on our debt or sell assets

     If we default on any of our debt, the lenders will have the right to sue us for non-payment. Such an action could cause an investment loss and negative tax consequences for unitholders through the realization of taxable income by unitholders without a corresponding cash distribution. Likewise, if we were to dispose of assets and realize a taxable gain while there is substantial debt outstanding and proceeds of the sale were applied to the debt, unitholders could have increased taxable income without a corresponding cash distribution.

                                USE OF PROCEEDS

     We will use the net proceeds from the sale of the Securities for general business purposes, including debt repayment, future acquisitions, capital expenditures and working capital. We may change the potential uses of the net proceeds in a prospectus supplement.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The table below sets forth the ratio of earnings to fixed charges of the Partnership and for Heritage Holdings, Inc. (Predecessor) for the periods indicated.

                                  NINE MONTHS
                                     ENDED      YEAR ENDED    TWO MONTHS    TEN MONTHS      YEAR ENDED
                                    MAY 31,     AUGUST 31,      ENDED          ENDED        AUGUST 31,
                                  -----------   -----------   AUGUST 31,     JUNE 30,      -------------
                                  1999   1998   1998   1997    1996(1)         1996        1995    1994
                                  ----   ----   ----   ----   ----------   -------------   -----   -----
                                                                           (PREDECESSOR)   (PREDECESSOR)
Ratio of earnings to fixed
charges.........................  2.3x   2.3x   1.5x   1.4x       --            1.4x        1.0x    1.1x

---------------

(1) For the two months ended August 31, 1996, earnings were inadequate to cover fixed charges by $1.8 million.

These computations include Heritage Propane and the Operating Partnership on a consolidated basis for the periods indicated and Heritage Holdings, Inc. (Predecessor) and subsidiaries on a consolidated basis for the periods indicated. For these ratios, "earnings" is the amount resulting from adding the following items:

     - pre-tax income from continuing operations, before equity in earnings of affiliates;

     - distributed income of equity investees; and

     - fixed charges.

     The term "fixed charges" means the sum of the following:

     - interest expensed;

     - amortized debt issuance costs; and

     - estimated interest element of rentals.

Earnings from continuing operations for the periods presented were reduced by certain non-cash expenses, consisting principally of depreciation and amortization and a non-cash employee stock ownership plan charge. Such non-cash charges, excluding amortized debt issuance costs, totaled $8.6 million for the year ended August 31, 1994, $8.7 million for the year ended August 31, 1995, $7.2 million for the ten months ended June 30, 1996, $1.7 million for the two months ended August 31, 1996, $10.8 million for the year ended August 31, 1997, $13.4 million for the year ended August 31, 1998, and $9.8 million and $10.7 million for the nine months ended May 31, 1998 and 1999, respectively.

                          DESCRIPTION OF COMMON UNITS

NUMBER OF UNITS

     As of September 13, 1999, we had 5,825,674 common units outstanding, representing an approximate 66% limited partner interest in Heritage Propane, and 2,777,207 subordinated units outstanding, representing an approximate 32% limited partner interest in Heritage Propane. Heritage Holdings, Inc., our general partner, owns all of the subordinated units and 1,116,243 of the common units as well as the 2% general partner interest. The common units and the subordinated units represent limited partner interests in Heritage Propane, which entitle the holders thereof to participate in distributions and exercise the rights and privileges available to limited partners under our partnership agreement. A copy of our partnership agreement is filed as an exhibit to the registration statement of which this prospectus is a part. A summary of the important provisions of our partnership agreement is included in our reports filed with the SEC.

     Under our partnership agreement we may issue, without further unitholder action, an unlimited number of additional limited partner interests and other equity securities with such rights, preferences and privileges as shall be established by the general partner in its sole discretion, except that, during the subordination period, we may not issue equity securities senior to the common units or an aggregate of more than 2,012,500 common units or other units having rights to distributions or in liquidation ranking on a parity with the common units without the prior approval of at least a majority of the outstanding common units voting as a class and at least a majority of the outstanding subordinated units voting as a class; provided that, we may issue an unlimited number of additional common units or parity securities prior to the end of the subordination period and without unitholder approval in connection with certain accretive acquisitions or the repayment of up to $30 million of certain indebtedness.

COMMON UNITS

     Listing

     Our outstanding common units are listed on the NYSE under the symbol "HPG." Any additional common units we issue will also be listed on the NYSE.

     Voting

     Each record holder of a unit has a vote according to his percentage interest in Heritage Propane; provided that, if at any time any person or group (other than our general partner and its affiliates) owns beneficially 20% or more of all common units, any common units owned by that person or group shall not be voted on any matter and shall not be considered to be outstanding when sending notices of a meeting of unitholders (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under our partnership agreement. Except as otherwise provided by law or our partnership agreement, the holders of common units and subordinated units vote as one class.

     Distributions

     Our partnership agreement requires us to distribute all of our "Available Cash" to our unitholders and our general partner within 45 days following the end of each fiscal quarter. "Available Cash" generally means, with respect to any fiscal quarter of Heritage Propane, all of our cash on hand at the end of each quarter, less reserves established by our general partner in its sole discretion to provide for the proper conduct of our business, to comply with applicable law or agreements, or to provide funds for future distributions to partners.

     Currently, the common units have the right to receive distributions of Available Cash from our operations in an amount equal to $0.50 per unit before any distributions of such Available Cash are made on the subordinated units. This subordination period is scheduled to end when certain financial tests, which are related to generating cash from operations and distributing at least $0.50 per unit on all common units and subordinated units, are satisfied for each of three consecutive four-quarter periods ending on or after May 31, 2001. If these financial tests are met, the subordinated units will convert into common units and will thereafter share equally with other common units in distributions of Available Cash. Pursuant to the terms of the partnership agreement, on July 7, 1999, 925,736 subordinated units converted into common units. The conversion of the subordinated units was dependent on meeting these financial tests for the period commencing with our public offering in June 1996. An additional 925,736 subordinated units will convert to common units after May 31, 2000 if these financial tests are met for the three consecutive four-quarter periods ending on such date. We met these financial tests for the four-quarter periods ended May 31, 1997, May 31, 1998 and May 31, 1999 and expect that we will meet the remaining financial tests in the four-quarter period ending May 31, 2000; however, there can be no assurance that we will meet the remaining financial tests in the three consecutive four-quarter periods ending May 31, 2000 or in any subsequent three consecutive four-quarter periods.

     During the subordination period we distribute Available Cash from our operations as follows:

     - first, 98% to the holders of common units, pro rata, and 2% to the general partner, until the holders of common units have received $0.50 per common unit for such quarter and any prior quarter in which they failed to receive $0.50 per common unit;

     - second, 98% to the holders of subordinated units, pro rata, and 2% to the general partner, until the holders of subordinated units have received $0.50 per subordinated unit for such quarter;

     - third, 98% to all unitholders, pro rata, and 2% to the general partner, until all unitholders have received $0.55 per unit for such quarter;

     - fourth, 85% to all unitholders, pro rata, and 15% to the general partner, until all unitholders have received $0.635 per unit for such quarter;

     - fifth, 75% to all unitholders, pro rata, and 25% to the general partner, until all unitholders have received $0.825 per unit for such quarter; and

     - sixth, thereafter 50% to all unitholders, pro rata, and 50% to the general partner.

     Following the end of the subordination period, Available Cash from our operations will be distributed as follows:

     - first, 98% to all unitholders, pro rata, and 2% to the general partner, until all unitholders have received $0.50 per unit for such quarter;

     - second, 98% to all unitholders, pro rata, and 2% to the general partner, until all unitholders have received $0.55 per unit for such quarter;

     - third, 85% to all unitholders, pro rata, and 15% to the general partner, until all unitholders have received $0.635 per unit for such quarter;

     - fourth, 75% to all unitholders, pro rata, and 25% to the general partner, until all unitholders have received $0.825 per unit for such quarter; and

     - fifth, thereafter 50% to all unitholders, pro rata, and 50% to the general partner.

     Our quarterly distribution of Available Cash is currently $.5625 per unit per quarter.

TRANSFER AGENT AND REGISTRAR

     Our transfer agent and registrar for the common units is American Stock Transfer & Trust Company. You may contact them at the following address:

     American Stock Transfer & Trust Company
     40 Wall Street, 46th Floor
     New York, New York 10005-2301

                         DESCRIPTION OF DEBT SECURITIES

GENERAL

     The debt securities will be:

     - our direct secured or unsecured general obligations; and

     - either senior debt securities or subordinated debt securities.

     Senior debt securities will be issued under a Senior Indenture and subordinated debt securities will be issued under a Subordinated Indenture. The Senior Indenture and the Subordinated Indenture are each referred to as an "Indenture" and collectively referred to as the "Indentures." We will enter into the Indentures with a trustee that is qualified to act under the Trust Indenture Act of 1939, as amended (the "TIA") (together with any other trustee(s) chosen by us and appointed in a supplemental indenture with respect to a particular series of debt securities, the "Trustee"). The Trustee for each series of debt securities will be identified in the applicable Prospectus Supplement. Any supplemental indentures will be filed by us from time to time by means of an exhibit to a Current Report on Form 8-K and will be available for inspection at the corporate trust office of the Trustee, or as described below under "Where You Can Find More Information." The Indentures will be subject to, and governed by, the TIA. We will execute an Indenture and supplemental indenture if and when we issue any debt securities.

     We summarized the material provisions of the Indentures in the following order:

     - those provisions that apply only to the Senior Indenture;

     - those provisions that apply only to the Subordinated Indenture; and

     - those provisions that apply to both Indentures.

     We have not restated the Indentures in their entirety in this prospectus. You should read the Indentures, because they, and not this description, control your rights as holders of the debt securities. Capitalized terms used in the summary have the meanings specified in the Indentures.

     In this section, references to Heritage Propane relate only to Heritage Propane Partners, L.P., the issuer of the debt securities, and not to our Subsidiaries. In the Indentures, the term "Subsidiary" means, with respect to any person:

     - any partnership of which more than 50% of the partners' equity interests (considering all partners' equity interests as a single class) is at the time owned or controlled, directly or indirectly, by such person or one or more of the other Subsidiaries of such person or combination thereof, or

     - any corporation, association or other business entity of which more than 50% of the total voting power of the equity interests entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such person or one or more of the other Subsidiaries of such person or combination thereof.

     At present, our only Subsidiaries are the Operating Partnership and Heritage Service Corp.

SPECIFIC TERMS OF EACH SERIES OF DEBT SECURITIES IN THE PROSPECTUS SUPPLEMENT

     A prospectus supplement and a supplemental indenture relating to any series of debt securities being offered will include specific terms relating to such debt securities. These terms will include some or all of the following:

     - whether the debt securities are senior or subordinated debt securities;

     - the title of the debt securities;

     - the total principal amount of the debt securities;

     - the assets, if any, that are pledged as security for the payment of the debt securities;

     - whether we will issue the debt securities in individual certificates to each holder in registered form, or in the form of temporary or permanent global securities held by a depository on behalf of holders;

     - the prices at which we will issue the debt securities;

     - the portion of the principal amount that will be payable if the maturity of the debt securities is accelerated;

     - the currency or currency unit in which the debt securities will be payable, if not U.S. dollars;

     - any right we may have to defer payments of interest by extending the dates payments are due and whether interest on those deferred amounts will be payable as well;

     - the dates on which the principal of the debt securities will be payable;

     - the interest rate that the debt securities will bear and the interest payment dates for the debt securities;

     - any conversion or exchange provisions;

     - any optional redemption provisions;

     - any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the debt securities;

     - any changes to or additional Events of Default or covenants; and

     - any other terms of the debt securities.

PROVISIONS ONLY IN THE SENIOR INDENTURE

     Summary

     The senior debt securities will rank equally in right of payment with all of our other senior and unsubordinated debt and senior in right of payment to any of our subordinated debt (including the subordinated debt securities). The Senior Indenture will contain provisions that:

     - limit our ability to put liens on our principal assets; and

     - limit our ability to sell and lease back our principal assets.

     The Subordinated Indenture will not contain any similar provisions. We have described below these provisions and some of the defined terms used in them.

     Limitations on Liens

     The Senior Indenture will provide that Heritage Propane will not, nor will it permit any Subsidiary to, create, assume, incur or suffer to exist any lien upon any property or assets, whether owned or leased on the date of the Senior Indenture or thereafter acquired, to secure any debt of Heritage Propane or any other person (other than the senior debt securities issued thereunder), without in any such case making effective provision whereby all of the senior debt securities outstanding thereunder shall be secured equally and ratably with, or prior to, such debt so long as such debt shall be so secured.

     There is excluded from this restriction:

          1. Permitted Liens (as defined below);

          2. with respect to any series, any lien upon any property or assets of Heritage Propane or any Subsidiary in existence on the date the senior debt securities of such series are first issued or provided for pursuant to agreements existing on such date;

          3. any lien upon any property or assets created at the time of acquisition of such property or assets by Heritage Propane or any Subsidiary or within one year after such time to secure all or a portion of the purchase price for such property or assets or debt incurred to finance such purchase price, whether such debt was incurred prior to, at the time of or within one year after the date of such acquisition;

          4. any lien upon any property or assets existing thereon at the time of the acquisition thereof by Heritage Propane or any Subsidiary; provided, however, that such lien only encumbers the property or assets so acquired;

          5. any lien upon any property or assets of a person existing thereon at the time such person becomes a Subsidiary by acquisition, merger or otherwise; provided, however, that such lien only encumbers the property or assets of such person at the time such person becomes a Subsidiary;

          6. any lien upon any property or assets to secure all or part of the cost of construction, development, repair or improvements thereon or to secure debt incurred prior to, at the time of, or within one year after completion of such construction, development, repair or improvements or the commencement of full operations thereof (whichever is later), to provide funds for any such purpose;

          7. liens imposed by law or order as a result of any proceeding before any court or regulatory body that is being contested in good faith, and liens which secure a judgment or other court-ordered award or settlement as to which Heritage Propane or the applicable Subsidiary has not exhausted its appellate rights;

          8. any lien upon any additions, improvements, replacements, repairs, fixtures, appurtenances or component parts thereof attaching to or required to be attached to property or assets pursuant to the terms of any mortgage, pledge agreement, security agreement or other similar instrument, creating a lien upon such property or assets permitted by clauses (1) through (7) above; or

          9. any extension, renewal, refinancing, refunding or replacement (or successive extensions, renewals, refinancing, refunding or replacements) of liens, in whole or in part, referred to in clauses (1) through (8) above; provided, however, that any such extension, renewal, refinancing, refunding or replacement lien shall be limited to the property or assets covered by the lien extended, renewed, refinanced, refunded or replaced and that the obligations secured by any such extension, renewal, refinancing, refunding or replacement lien shall be in an amount not greater than the amount of the obligations secured by the lien extended, renewed, refinanced, refunded or replaced and any expenses of Heritage Propane and its subsidiaries (including any premium) incurred in connection with such extension, renewal, refinancing, refunding replacement; or

          10. any lien resulting from the deposit of moneys or evidence of indebtedness in trust for the purpose of defeasing debt of Heritage Propane or any Subsidiary.

     Notwithstanding the foregoing, under the Senior Indenture, Heritage Propane may, and may permit any Subsidiary to, create, assume, incur, or suffer to exist any lien upon any property or assets to secure debt of Heritage Propane or any person (other than the senior debt securities) that is not excepted by clauses
(1) through (10), inclusive, above without securing the senior debt securities issued under the Senior Indenture, provided that the aggregate principal amount of all debt then outstanding secured by such lien and all similar liens, together with all Attributable Indebtedness (as defined below) from Sale-Leaseback Transactions (excluding Sale-Leaseback Transactions permitted by clauses (1) through (4), inclusive, of the first paragraph of the restriction on sale-leasebacks covenant described below) does not exceed 10% of Consolidated Net Tangible Assets (as defined below).

     "Permitted Liens" means:

     (1) zoning restrictions, easements, licenses, covenants, reservations, restrictions on the use of real property or minor irregularities of title incident thereto that do not, in the aggregate, materially detract from the value of the property or the assets of Heritage Propane or any of its Subsidiaries or impair the use of such property in the operation of the business of Heritage Propane or any of its Subsidiaries;

     (2) any statutory or governmental lien or lien arising by operation of law, or any mechanics', repairmen's, materialmen's, suppliers', vendors', carriers', landlords', warehousemen's or similar lien incurred in the ordinary course of business which is not yet due or which is being contested in good faith by appropriate proceedings and any undetermined lien which is incidental to construction, development, improvement or repair;

     (3) the right reserved to, or vested in, any municipality or public authority by the terms of any right, power, franchise, grant, license, permit or by any provision of law, to purchase or recapture or to designate a purchaser of, any property;

     (4) liens of taxes and assessments which are (A) for the then current year,
         (B) not at the time delinquent, or (C) delinquent but the validity of which is being contested at the time by Heritage Propane or any Subsidiary in good faith;

     (5) liens of, or to secure performance of, leases, other than capital leases;

     (6) any lien upon, or deposits of, any assets in favor of any surety company or clerk of court for the purpose of obtaining indemnity or stay of judicial proceedings;

     (7) any lien upon property or assets acquired or sold by Heritage Propane or any Subsidiary resulting from the exercise of any rights arising out of defaults on receivables;

     (8) any lien incurred in the ordinary course of business in connection with workmen's compensation, unemployment insurance, temporary disability, social security, retiree health or similar laws or regulations or to secure obligations imposed by statute or governmental regulations;

     (9) any lien in favor of Heritage Propane or any Subsidiary;

     (10) any lien in favor of the United States of America or any state thereof, or any department, agency or instrumentality or political subdivision of the United States of America or any state thereof, to secure partial, progress, advance, or other payments pursuant to any contract or statute, or any debt incurred by Heritage Propane or any Subsidiary for the purpose of financing all or any part of the purchase price of, or the cost of constructing, developing, repairing or improving, the property or assets subject to such lien;

     (11) any lien securing industrial development, pollution control or similar revenue bonds;

     (12) any lien securing debt of Heritage Propane or any Subsidiary, all or a portion of the net proceeds of which are used, substantially concurrent with the funding thereof (and for purposes of determining such "substantial concurrence," taking into consideration, among other things, required notices to be given to holders of outstanding securities under the Indenture (including the debt securities) in connection with such refunding, refinancing or repurchase, and the required corresponding durations thereof), to refinance, refund or repurchase all outstanding securities under the Indenture (including the debt securities), including the amount of all accrued interest thereon and reasonable fees and expenses and premium, if any, incurred by Heritage Propane or any Subsidiary in connection therewith;

     (13) liens in favor of any person to secure obligations under the provisions of any letters of credit, bank guarantees, bonds or surety obligations required or requested by any governmental authority in connection with any contract or statute; or

     (14) any lien upon or deposits of any assets to secure performance of bids, trade contracts, leases or statutory obligations.

     "Consolidated Net Tangible Assets" means, at any date of determination, the total amount of assets after deducting therefrom:

     (1) all current liabilities (excluding (A) any current liabilities that by their terms are extendable or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed, and (B) current maturities of debt), and

     (2) the value (net of any applicable reserves) of all goodwill, trade names, trademarks, patents and other like intangible assets, all as set forth, or on a pro forma basis would be set forth, on the consolidated balance sheet of Heritage Propane and its consolidated subsidiaries for Heritage Propane's most recently completed fiscal quarter, prepared in accordance with generally accepted accounting principles.

     Restriction on Sale-Leasebacks

     The Senior Indenture will provide that Heritage Propane will not, and will not permit any Subsidiary to, engage in the sale or transfer by Heritage Propane or any Subsidiary of any property or assets to a person (other than Heritage Propane or a Subsidiary) and the taking back by Heritage Propane or any Subsidiary, as the case may be, of a lease of such property or assets (a "Sale-Leaseback Transaction"), unless:

     (1) such Sale-Leaseback Transaction occurs within one year from the date of completion of the acquisition of the property or assets subject thereto or the date of the completion of construction, development or substantial repair or improvement, or commencement of full operations on such property or assets, whichever is later;

     (2) the Sale-Leaseback Transaction involves a lease for a period, including renewals, of not more than the lesser of (A) three years and (B) 60% of the useful remaining life of such property;

     (3) Heritage Propane or such Subsidiary would be entitled to incur debt secured by a lien on the property or assets subject thereto in a principal amount equal to or exceeding the Attributable Indebtedness from such Sale-Leaseback Transaction without equally and ratably securing the senior debt securities; or

     (4) Heritage Propane or such Subsidiary, within a one-year period after such Sale-Leaseback Transaction, applies or causes to be applied an amount not less than the Attributable Indebtedness from such Sale-Leaseback Transaction to (A) the prepayment, repayment, redemption, reduction or retirement of any debt of Heritage Propane or any Subsidiary that is not subordinated to the senior debt securities, or (B) the expenditure or expenditures for property or assets used or to be used in the ordinary course of business of Heritage Propane or its Subsidiaries.

     "Attributable Indebtedness," when used with respect to any Sale-Leaseback Transaction, means, as at the time of determination, the present value (discounted at the rate set forth or implicit in the terms of the lease included in such transaction) of the total obligations of the lessee for rental payments (other than amounts required to be paid on account of property taxes, repairs, maintenance, insurance, assessments, utilities, operating and labor costs and other items that do not constitute payments for property rights) during the remaining term of the lease included in such Sale-Leaseback Transaction (including any period for which such lease has been extended). In the case of any lease that is terminable by the lessee upon the payment of a penalty or other termination payment, such amount shall be the lesser of the amount determined assuming termination upon the first date such lease may be terminated (in which case the amount shall also include the amount of the penalty or termination payment, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated) or the amount determined assuming no such termination.

     Notwithstanding the foregoing, under the Senior Indenture Heritage Propane may, and may permit any Subsidiary to, effect any Sale-Leaseback Transaction that is not excepted by clauses (1) through (4), inclusive, of the above paragraph, provided that the Attributable Indebtedness from such Sale-Leaseback together with the aggregate principal amount of outstanding debt (other than the senior debt securities) secured by liens upon property and assets not excepted by clauses (1) through
(10), inclusive, of the second paragraph of the limitation on liens covenant described above, do not exceed 10% of Consolidated Net Tangible Assets.

PROVISIONS ONLY IN THE SUBORDINATED INDENTURE

     Subordinated Debt Securities Subordinated to Senior Debt

     The subordinated debt securities will rank junior in right of payment to all of our Senior Debt. "Senior Debt" is defined to include all notes or other evidences of indebtedness, including guarantees of Heritage Propane for money borrowed by Heritage Propane, not expressed to be subordinate or junior in right of payment to any other indebtedness of Heritage Propane.

     Payment Blockages

     The Subordinated Indenture will provide that no payment of principal, interest and any premium on the subordinated debt securities may be made in the event:

     - we or our property are involved in any voluntary or involuntary liquidation or bankruptcy;

     - we fail to pay the principal, interest, any premium or any other amounts on any Senior Debt when due; or

     - we have a nonpayment default on any Senior Debt that imposes a payment blockage on the subordinated debt securities for a maximum of 179 days at any one time.

     No Limitation on Amount of Senior Debt

     The Subordinated Indenture will not limit the amount of Senior Debt that we incur.

CONSOLIDATION, MERGER OR ASSET SALE

     Each Indenture will, in general, allow us to consolidate or merge with another domestic entity. They will also allow us to sell, lease or transfer all or substantially all of our property and assets to another domestic entity. If this happens, the remaining or acquiring entity must assume all of our responsibilities and liabilities under the Indentures including the payment of all amounts due on the debt securities and performance of the covenants in the Indentures.

     However, we will only consolidate or merge with or into an entity or sell, lease or transfer all or substantially all of our assets according to the terms and conditions of the Indentures, which will include the following requirements:

     - the remaining or acquiring entity is organized under the laws of the United States, any state or the District of Columbia;

     - the remaining or acquiring entity assumes Heritage Propane's obligations under the Indentures; and

     - immediately after giving effect to the transaction no Default or Event of Default (as defined below) exists.

     The remaining or acquiring entity will be substituted for us in the Indentures with the same effect as if it had been an original party to the Indentures. Thereafter, the successor may exercise our rights and powers under the Indentures, in our name or in its own name. If we sell or transfer all or substantially all of our assets, we will be released from all our liabilities and obligations under the Indentures and under the debt securities. If we lease all or substantially all of our assets, we will not be released from our obligations under the Indentures.

MODIFICATION OF INDENTURES

     We may modify or amend each Indenture if the holders of a majority in principal amount of the outstanding debt securities of all series issued under the Indenture affected by the modification or amendment consent to it. Without the consent of each outstanding debt security affected, however, no modification may:

     - change the stated maturity of the principal of or any installment of principal of or interest on any debt security

     - reduce the principal amount of, the interest rate on or the premium payable upon redemption of any debt security

     - change the redemption date for any debt security

     - change our obligation, if any, to pay additional amounts

     - reduce the principal amount of an original discount debt security payable upon acceleration of maturity

     - change the coin or currency in which any debt security or any premium or interest on any debt security is payable

     - change the redemption right of any holder

     - impair the right to institute suit for the enforcement of any payment on any debt security

     - reduce the percentage in principal amount of outstanding debt securities of any series necessary to modify the Indenture, to waive compliance with certain provisions of the Indenture or to waive certain defaults

     - reduce quorum or voting requirements

     - change our obligation to maintain an office or agency in the places and for the purposes required by the Indenture

     - modify any of the above provisions

     We may modify or amend the Indenture without the consent of any holders of the debt securities in certain circumstances, including:

     - to provide for the assumption of our obligations under the Indenture and the debt securities by a successor upon any merger, consolidation or asset transfer

     - to add covenants and events of default or to surrender any rights we have under the Indenture

     - to make any change that does not adversely affect any outstanding debt securities of a series in any material respect

     - to secure the senior debt securities as described above under "Provisions Only in the Senior Indenture -- Limitations on Liens'

     - to provide for successor trustees

     - to cure any ambiguity, omission, defect or inconsistency

     The holders of a majority in principal amount of the outstanding debt securities of any series may waive past defaults under the Indenture and compliance by us with our covenants with respect to the debt securities of that series only. Those holders may not, however, waive any default in any payment on any debt security of that series or compliance with a provision that cannot be modified or amended without the consent of each holder affected.

EVENTS OF DEFAULT AND REMEDIES

     "Event of Default" when used in an Indenture, will mean any of the following:

     - failure to pay the principal of or any premium on any debt security when due;

     - failure to pay interest on any debt security for 30 days;

     - failure to perform any other covenant in the Indenture that continues for 60 days after being given written notice;

     - certain events of bankruptcy, insolvency or reorganization of Heritage Propane; or

     - any other Event of Default included in any Indenture or supplemental indenture.

     The subordination does not affect our obligation, which is absolute and unconditional, to pay, when due, the principal of and any premium and interest on the subordinated debt securities. In addition, the subordination does not prevent the occurrence of any default under the subordinated indenture.

     An Event of Default for a particular series of debt securities does not necessarily constitute an Event of Default for any other series of debt securities issued under an Indenture. The Trustee may withhold notice to the holders of debt securities of any default (except in the payment of principal or interest) if it considers such withholding of notice to be in the best interests of the holders.

     If an Event of Default for any series of debt securities occurs and continues, the Trustee or the holders of at least 25% in aggregate principal amount of the debt securities of the series may declare the entire principal of all the debt securities of that series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a majority of the aggregate principal amount of the debt securities of that series can void the declaration.

     Other than its duties in case of a default, a Trustee is not obligated to exercise any of its rights or powers under any Indenture at the request, order or direction of any holders, unless the holders offer the Trustee reasonable indemnity. If they provide this reasonable indemnification, the holders of a majority in principal amount of any series of debt securities may direct the time, method and place of conducting any proceeding or any remedy available to the Trustee, or exercising any power conferred upon the Trustee, for any series of debt securities.

NO LIMIT ON AMOUNT OF DEBT SECURITIES

     Neither of the Indentures will limit the amount of debt securities that we may issue. Each Indenture allows us to issue debt securities up to the principal amount that we authorize.

REGISTRATION OF NOTES

     We may issue debt securities of a series in registered, bearer, coupon or form.

MINIMUM DENOMINATIONS

     Unless the prospectus supplement for each issuance of debt securities states otherwise the securities will be issued in registered form in amounts of $1,000 each or multiples of $1,000.

NO PERSONAL LIABILITY OF GENERAL PARTNER

     Unless otherwise stated in a prospectus supplement and supplemental indenture relating to a series of debt securities being offered, the general partner and its directors, officers, employees and stockholders will not have any liability for our obligations under the Indentures or the debt securities. Each holder of debt securities by accepting a debt security waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the debt securities.

PAYMENT AND TRANSFER

     Principal, interest and any premium on fully registered securities will be paid at designated places. Payment will be made by check mailed to the persons in whose names the debt securities are registered on days specified in the Indentures or any prospectus supplement. Debt securities payments in other forms will be paid at a place designated by us and specified in a prospectus supplement.

     Fully registered securities may be transferred or exchanged at the corporate trust office of the Trustee or at any other office or agency maintained by us for such purposes, without the payment of any service charge except for any tax or governmental charge.

FORM, EXCHANGE, REGISTRATION AND TRANSFER

     Debt securities of any series will be exchangeable for other debt securities of the same series, the same total principal amount and the same terms but in different authorized denominations in accordance with the Indenture. Holders may present debt securities for registration of transfer at the office of the security registrar or any transfer agent we designate. The security registrar or transfer agent will effect the transfer or exchange when it is satisfied with the documents of title and identity of the person making the request. We will not charge a service charge for any registration of transfer or exchange of the debt securities. We may, however, require the payment of any tax or other governmental charge payable for that registration.

     We will appoint the trustee under each Indenture as security registrar for the debt securities issued under that Indenture. We are required to maintain an office or agency for transfers and exchanges in each place of payment. We may at any time designate additional transfer agents for any series of debt securities.

     In the case of any redemption in part, we will not be required:

     - to issue, register the transfer of or exchange debt securities of a series either during a period beginning 15 business days prior to the selection of debt securities of that series for redemption and ending on the close of business on the day of mailing of the relevant notice of redemption or

     - to register the transfer of or exchange any debt security, or portion of any debt security, called for redemption, except the unredeemed portion of any debt security we are redeeming in part.

DISCHARGING OUR OBLIGATIONS

     We may choose to either discharge our obligations on the debt securities of any series in a legal defeasance, or to release ourselves from our covenant restrictions on the debt securities of any series in a covenant defeasance. We may do so at any time on the 91st day after we deposit with the Trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the debt securities of the series. If we choose the legal defeasance option, the holders of the debt securities of the series will not be entitled to the benefits of the Indenture except for registration of transfer and exchange of debt securities, replacement of lost, stolen or mutilated debt securities, conversion or exchange of debt securities, sinking fund payments and receipt of principal and interest on the original stated due dates or specified redemption dates.

     We may discharge our obligations under the Indentures or release ourselves from covenant restrictions only if we meet certain requirements. Among other things, we must deliver an opinion of our legal counsel that the discharge will not result in holders of debt securities having to recognize taxable income or loss or subject then to different tax treatment. In the case of legal defeasance, this opinion must be based on either an IRS letter ruling or change in federal tax law. We may not have a default on the debt securities discharged on the date of deposit. The discharge may not violate any of our agreements. The discharge may not result in our becoming an investment company in violation of the Investment Company Act of 1940.

BOOK ENTRY, DELIVERY AND FORM

     The debt securities of a series may be issued in whole or in part in the form of one or more global certificates that will be deposited with a depositary identified in a prospectus supplement.

     Unless otherwise stated in any prospectus supplement, The Depository Trust Company, New York, New York ("DTC") will act as depositary. Book-entry notes of a series will be issued in the form of a global note that will be deposited with DTC. This means that we will not issue certificates to each holder. One global note will be issued to DTC who will keep a computerized record of its participants (for example, your broker) whose clients have purchased the notes. The participant will then keep a record of its clients who purchased the notes. Unless it is exchanged in whole or in part for a certificated note, a global note may not be transferred, except that DTC, its nominees and their successors may transfer a global note as a whole to one another.

     Beneficial interests in global notes will be shown on, and transfers of global notes will be made only through, records maintained by DTC and its participants.

     DTC has provided us the following information: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants ("Direct Participants") deposit with DTC. DTC also records the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for Direct Participant's accounts. This eliminates the need to exchange certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

     DTC's book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a Direct Participant. The rules that apply to DTC and its participants are on file with the SEC.

     DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., The American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

     We will wire principal and interest payments to DTC's nominee. We and the Trustee will treat DTC's nominee as the owner of the global notes for all purposes. Accordingly, we, the Trustee and any paying agent will have no direct responsibility or liability to pay amounts due on the global notes to owners of beneficial interests in the global notes.

     It is DTC's current practice, upon receipt of any payment of principal or interest, to credit Direct Participants' accounts on the payment date according to their respective holdings of beneficial interests in the global notes as shown on DTC's records. In addition, it is DTC's current practice to assign any consenting or voting rights to Direct Participants whose accounts are credited with notes on a record date, by using an omnibus proxy. Payments by participants to owners of beneficial interests in the global notes, and voting by participants, will be governed by the customary practices between the participants and owners of beneficial interests, as is the case with notes held for the account of customers registered in "street name." However, payments will be the responsibility of the participants and not of DTC, the Trustee or us.

     Notes represented by a global note will be exchangeable for certificated notes with the same terms in authorized denominations only if:

     - DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days; or

     - we determine not to require all of the notes of a series to be represented by a global note and notify the Trustee of our decision.

THE TRUSTEE

     Resignation or Removal of Trustee

     Under provisions of the Indentures and the Trust Indenture Act of 1939, as amended, governing trustee conflicts of interest, any uncured Event of Default with respect to any series of senior debt securities will force the trustee to resign as trustee under either the Subordinated Indenture or the Senior Indenture. Also, any uncured Event of Default with respect to any series of subordinated debt securities will force the trustee to resign as trustee under either the Senior Indenture or the Subordinated Indenture. Any resignation will require the appointment of a successor trustee under the applicable Indenture in accordance with the terms and conditions of such Indenture.

     The Trustee may resign or be removed by us with respect to one or more series of debt securities and a successor trustee may be appointed to act with respect to any such series. The holders of a majority in aggregate principal amount of the debt securities of any series may remove the Trustee with respect to the debt securities of such series.

     Limitations on Trustee if it is a Creditor of Heritage Propane

     Each Indenture will contain certain limitations on the right of the Trustee thereunder, in the event that it becomes a creditor of Heritage Propane, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise.

     Annual Trustee Report to Holders of Debt Securities

     The Trustee is required to submit an annual report to the holders of the debt securities regarding, among other things, the Trustee's eligibility to serve as such, the priority of the Trustee's claims regarding certain advances made by it, and any action taken by the Trustee materially affecting the debt securities.

     Certificates and Opinions to be Furnished to Trustee

     Each Indenture will provide that, in addition to other certificates or opinions that may be specifically required by other provisions of an Indenture, every application by us for action by the Trustee shall be accompanied by a certificate of certain of our officers and an opinion of counsel (who may be our counsel) stating that, in the opinion of the signers, all conditions precedent to such action have been complied with by us.

                               TAX CONSIDERATIONS

     This section is a summary of material tax considerations that may be relevant to prospective unitholders and, to the extent set forth below under "-- Legal Opinions and Advice," expresses the opinion of Baker & Botts, L.L.P., special counsel to Heritage Propane, insofar as it relates to matters of law and legal conclusions. This section is based upon current provisions of the Internal Revenue Code, existing and proposed regulations thereunder and current administrative rulings and court decisions as of September 13, 1999, all of which are subject to change. Subsequent changes in such authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to "us" are references to Heritage Propane and the Operating Partnership.

     No attempt has been made in the following discussion to comment on all federal income tax matters affecting us or the unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, non-resident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts, REITs or mutual funds. Accordingly, each prospective unitholder should consult, and should depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences peculiar to him of the ownership or disposition of common units.

LEGAL OPINIONS AND ADVICE

     Counsel is of the opinion that, as of September 13, 1999 and based on the accuracy of the representations and subject to the qualifications set forth in the detailed discussion that follows, for federal income tax purposes (i) Heritage Propane and the Operating Partnership will each be treated as a partnership, and (ii) owners of common units, with certain exceptions, as described in "-- Limited Partner Status" below, will be treated as partners of Heritage Propane, but not the Operating Partnership. In addition, all statements as to matters of law and legal conclusions contained in this section, unless otherwise noted, reflect the opinion of counsel as of September 13, 1999. All references to "us," "we" or "our" are to Heritage Propane and not Baker & Botts, L.L.P.

     We have not requested, and do not expect to request, a ruling from the IRS with respect to our classification as a partnership for federal income tax purposes, whether our propane operations generate "qualifying income" under
Section 7704 of the Internal Revenue Code or any other matter affecting us or prospective unitholders. Instead, we have relied, and will rely, on the opinions of counsel as to these matters. An opinion of counsel represents only that counsel's best legal judgment and does not bind the IRS or the courts. No assurance can be provided that the opinions and statements set forth herein would be sustained by a court if contested by the IRS. Any such contest with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade even if we prevail. In addition, the costs of any contest with the IRS will be borne directly or indirectly by the unitholders and the general partner. Furthermore, no assurance can be given that our treatment, or an investment in Heritage Propane, will not be significantly modified by future legislative or administrative changes or court decisions. Any such modification may or may not be retroactively applied.

     For the reasons hereinafter described, counsel has not rendered an opinion with respect to the following specific federal income tax issues:

     (1) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (see "-- Tax Treatment of Unitholders -- Treatment of Short Sales");

     (2) whether a unitholder acquiring common units in separate transactions must maintain a single aggregate adjusted tax basis in his common units (see "-- Disposition of Common Units -- Recognition of Gain or Loss");

     (3) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (see "-- Disposition of Common Units -- Allocations Between Transferors and Transferees"); and

     (4) whether our method for depreciating Section 743 adjustments is sustainable (see "-- Tax Treatment of Operations -- Section 754 Election").

PARTNERSHIP STATUS

     A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner is required to take into account his allocable share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made. Distributions by a partnership to a partner are generally not taxable unless the amount of cash distributed to a partner is in excess of the partner's adjusted basis in his partnership interest.

     We have not requested, and do not expect to request any ruling from the IRS as to the status of Heritage Propane or the Operating Partnership as a partnership for federal income tax purposes. Instead we have relied on the opinion of counsel that, based upon the Internal Revenue Code, Treasury Regulations, published revenue rulings and court decisions and representations described below, Heritage Propane and the Operating Partnership will each be classified as a partnership for federal income tax purposes. In rendering its opinion, counsel has relied on certain factual representations made by Heritage Propane and the general partner. Such factual matters are as follows:

     (a) Neither Heritage Propane nor the Operating Partnership has elected or will elect to be treated as an association or corporation;

     (b) Heritage Propane and the Operating Partnership have been and will be operated in accordance with:

        (1) all applicable partnership statutes;

        (2) the partnership agreement or operating partnership agreement (whichever is applicable); and

        (3) the description of the applicable agreement in this Prospectus;

     and

     (c) For each taxable year, more than 90% of our gross income will be derived from:

        (1) the exploration, development, production, processing, refining, transportation or marketing of any mineral or natural resource, including oil, gas or products thereof; or

        (2) other items as to which counsel has or will opine are "qualifying income" within the meaning of Section 7704(d) of the Internal Revenue Code.

     Section 7704 of the Internal Revenue Code provides that publicly-traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the "Qualifying Income Exception," exists with respect to publicly-traded partnerships of which 90% or more of the gross income for every taxable year consists of "qualifying income." Qualifying income includes interest from other than a financial business, dividends and income and gains from the processing, transportation and marketing of crude oil, natural gas, and products thereof, including the retail and wholesale marketing of propane, certain hedging activities and the transportation of propane and natural gas liquids. Based upon the representations of Heritage Propane and the general partner and a review of the applicable legal authorities, counsel is of the opinion that at least 90% of our gross income constitutes qualifying income.

     If we fail to meet the Qualifying Income Exception, other than a failure which is determined by the IRS to be inadvertent and which is cured within a reasonable time after discovery, we will be treated as if we transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the partners in liquidation of their interests in us. This contribution and liquidation should be tax-free to unitholders and Heritage Propane, so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

     If Heritage Propane or the Operating Partnership were treated as an association taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, its items of income, gain, loss and deduction would be reflected only on its tax return rather than being passed through to the unitholders, and our net income would be taxed to Heritage Propane or the Operating Partnership at corporate rates. In addition, any distributions we made to a unitholder would be treated as either taxable dividend income, to the extent of Heritage Propane's current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder's tax basis in his common units, or taxable capital gain, after the unitholder's tax basis in the common units is reduced to zero. Accordingly, treatment of either Heritage Propane or the Operating Partnership as an association taxable as a corporation would result in a material reduction in a unitholder's cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the common units.

     The discussion below is based on the assumption that we will be classified as a partnership for federal income tax purposes.

TAX TREATMENT OF UNITHOLDERS

     Limited Partner Status

     Unitholders who have become our limited partners will be treated as our partners for federal income tax purposes. Counsel is of the opinion that assignees who have executed and delivered Transfer Applications, and are awaiting admission as limited partners, and unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as our partners for federal income tax purposes. Because there is no direct authority addressing assignees of common units who are entitled to execute and deliver Transfer Applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver Transfer Applications, it is not clear whether such assignees will be treated as partners of Heritage Propane for federal income tax purposes. Furthermore, a purchaser or other transferee of common units who does not execute and deliver a Transfer Application may not receive certain federal income tax information or reports furnished to record holders of common units unless the common units are held in a nominee or street name account and the nominee or broker has executed and delivered a Transfer Application with respect to such common units.

     A beneficial owner of common units whose common units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to such common units for federal income tax purposes. See "-- Tax Treatment of Unitholders -- Treatment of Short Sales."

     Income, gain, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by such a unitholder would therefore be fully taxable as ordinary income. These holders should consult their own tax advisors with respect to their status as our partners for federal income tax purposes.

     Flow-through of Taxable Income

     We will not pay any federal income tax. Instead, each unitholder must report on his income tax return his allocable share of our income, gains, losses and deductions without regard to whether corresponding cash distributions are received by that unitholder. Consequently, a unitholder may be allocated a share of our income even if he has not received a cash distribution. Each unitholder must include in income his allocable share of our income, gain, loss and deduction for our taxable year ending with or within his taxable year.

     Treatment of Partnership Distributions

     Distributions by us to a unitholder generally will not be taxable to him for federal income tax purposes to the extent of the tax basis he has in his common units immediately before the distribution. Our cash distributions in excess of a unitholder's tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under "-- Disposition of Common Units" below. Any reduction in a unitholder's share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as "nonrecourse liabilities," will be treated as a distribution of cash to that unitholder. To the extent that our distributions cause a unitholder's "at risk" amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. See "-- Tax Treatment of Unitholders -- Limitations on Deductibility of Partnership Losses."

     A decrease in a unitholder's percentage interest in us because of our issuance of additional common units will decrease such unitholder's share of nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if such distribution reduces the unitholder's share of our "unrealized receivables," including depreciation recapture, and/or substantially appreciated "inventory items," both as defined in Section 751 of the Internal Revenue Code, and collectively, "Section 751 Assets". To that extent, the unitholder will be treated as having been distributed his proportionate share of the Section 751 Assets and having exchanged such assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder's realization of ordinary income under Section 751(b) of the Internal Revenue Code. Such income will equal the excess of (1) the non-pro rata portion of such distribution over (2) the unitholder's tax basis for the share of such Section 751 Assets deemed relinquished in the exchange.

     Alternative Minimum Tax

     Each unitholder will be required to take into account his distributive share of any of our items of income, gain, deduction or loss for purposes of the alternative minimum tax. A portion of our depreciation deductions may be treated as an item of tax preference for this purpose. A unitholder's alternative minimum taxable income derived from us may be higher than his share of our net income because we may use accelerated methods of depreciation for purposes of computing federal taxable income or loss. The minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders should consult with their tax advisors as to the impact of an investment in common units on their liability for the alternative minimum tax.

     Basis of Common Units

     A unitholder will have an initial tax basis for his common units equal to the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by his share of our losses, by any decrease in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing our taxable income and are not required to be capitalized. A limited partner will have no share of our debt which is recourse to the general partner, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. See "-- Disposition of Common Units -- Recognition of Gain or Loss."

     Limitations on Deductibility of Partnership Losses

     The deduction by a unitholder of his share of our losses will be limited to his tax basis in his common units and, in the case of an individual unitholder or a corporate unitholder, if more than 50% of the value of its stock is owned directly or indirectly by five or fewer individuals or certain tax-exempt organizations, to the amount for which the unitholder is considered to be "at risk" with respect to our activities, if that is less than the unitholder's tax basis. A unitholder must recapture losses deducted in previous years to the extent that our distributions cause the unitholder's at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that the unitholder's tax basis or at risk amount, whichever is the limiting factor, subsequently increases. Upon the taxable disposition of a common unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above such gain previously suspended by the at risk or basis limitations is no longer utilizable.

     In general, a unitholder will be at risk to the extent of his tax basis in his common units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by any amount of money the unitholder borrows to acquire or hold his common units if the lender of such borrowed funds owns an interest in us, is related to the unitholder or can look only to common units for repayment. A unitholder's at risk amount will increase or decrease as the tax basis of the unitholder's common units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

     The passive loss limitations generally provide that individuals, estates, trusts and certain closely-held corporations and personal service corporations can deduct losses from passive activities, generally, activities in which the taxpayer does not materially participate, only to the extent of the taxpayer's income from those passive activities. The passive loss limitations are applied separately with respect to each publicly-traded partnership. Consequently, any passive losses we generate will only be available to offset future income generated by us and will not be available to offset income from other passive activities or investments, including other publicly-traded partnerships, or salary or active business income. Passive losses which are not deductible because they exceed a unitholder's share of our income may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction to an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions such as the at risk rules and the basis limitation.

     A unitholder's share of our net income may be offset by any suspended passive losses from us, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly-traded partnerships. The IRS has announced that Treasury Regulations will be issued which characterize net passive income from a publicly-traded partnership as investment income for purposes of the limitations on the deductibility of investment interest.

    Limitations on Interest Deductions

     The deductibility of a non-corporate taxpayer's "investment interest expense" is generally limited to the amount of such taxpayer's "net investment income." As noted, a unitholder's net passive income from us will be treated as investment income for this purpose. In addition, the unitholder's share of our portfolio income will be treated as investment income. Investment interest expense includes:

     (1) interest on indebtedness properly allocable to property held for investment;

     (2) our interest expense attributed to portfolio income; and

     (3) the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

     The computation of a unitholder's investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a common unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income pursuant to the passive loss rules less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment.

     Allocation of Partnership Income, Gain, Loss and Deduction

     In general, if we have a net profit, our items of income, gain, loss and deduction are allocated among the general partner and the unitholders in accordance with their respective percentage interests in us. At any time that distributions are made to the common units and not to the subordinated units, or that incentive distributions are made to the general partner, gross income is allocated to the recipients to the extent of such distributions. If we have a net loss, our items of income, gain, loss and deduction are generally allocated first, to the general partner and the unitholders in accordance with their respective percentage interests to the extent of their positive capital accounts, as maintained under the partnership agreement, and, second, to the general partner.

     As required by Section 704(c) of the Internal Revenue Code and as permitted by its Regulations, certain items of our income, deduction, gain and loss are allocated to account for the difference between the tax basis and fair market value of property contributed or deemed contributed to us by each of our partners, referred to in this discussion as "Contributed Property," and to account for the difference between the fair market value of our assets and their carrying value on our books at the time of any offering made pursuant to this prospectus. The effect of these allocations to a unitholder purchasing common units pursuant to this prospectus will be essentially the same as if the tax basis of our assets were equal to their fair market value at the time of purchase. In addition, certain items of recapture income are allocated to the extent possible to the partner allocated the deduction or curative allocation giving rise to the treatment of such gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

     Regulations provide that an allocation of items of partnership income, gain, loss or deduction, other than an allocation required by Section 704(c) of the Internal Revenue Code to eliminate the difference between a partner's "book" capital account, credited with the fair market value of Contributed Property, and "tax" capital account, credited with the tax basis of Contributed Property (the "Book-Tax Disparity"), will generally be given effect for federal income tax purposes in determining a partner's distributive share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner's distributive share of an item will be determined on the basis of the partner's interest in the partnership, which will be determined by taking into account all the facts and circumstances, including the partners' relative contributions to the partnership, the interests of the partners in economic profits and losses, the interest of the partners in cash flow and other nonliquidating distributions and rights of the partners to distributions of capital upon liquidation.

     Counsel is of the opinion that, with the exception of the issues described in "Tax Treatment of Operations -- Section 754 Election" and "Disposition of Common Units -- Allocations Between Transferors and Transferees," allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner's distributive share of an item of income, gain, loss or deduction.

TAX TREATMENT OF OPERATIONS

     Accounting Method and Taxable Year

     We currently use the year ending December 31 as our taxable year and we have adopted the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his allocable share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year.

     Initial Tax Basis, Depreciation and Amortization

     We use the tax basis of our various assets for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of such assets. Our assets initially had an aggregate tax basis equal to the tax basis of the assets in the possession of the general partner immediately prior to our formation. The federal income tax burden associated with the difference between the fair market value of our property and its tax basis immediately prior to this offering will be borne by partners holding interests in us prior to this offering. See "-- Tax Treatment of Unitholders -- Allocation of Partnership Income, Gain, Loss and Deduction."

     If we dispose of depreciable property by sale, foreclosure, or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a partner who has taken cost recovery or depreciation deductions with respect to property owned by us may be required to recapture such deductions as ordinary income upon a sale of his interest in us. See "-- Tax Treatment of Unitholders -- Allocation of Partnership Income, Gain, Loss and Deduction" and "-- Disposition of Common Units -- Recognition of Gain or Loss."

     Costs incurred in our organization are being amortized over a period of 60 months. The costs incurred in promoting the issuance of common units (i.e. syndication expenses) must be capitalized and cannot be deducted currently, ratably or upon our termination. Uncertainties exist regarding the classification of costs as organization expenses, which may be amortized, and as syndication expenses, which may not be amortized. Under recently adopted regulations, underwriting discounts and commissions are treated as a syndication cost.

     Section 754 Election

     We have made the election permitted by Section 754 of the Internal Revenue Code. The election is irrevocable without the consent of the IRS. The election generally permits us to adjust a common unit purchaser's tax basis in our assets ("inside basis") pursuant to Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply to a person who purchases units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other partners. For purposes of this discussion, a partner's inside basis in our assets will be considered to have two components: (1) his share of our tax basis in such assets ("common basis") and (2) his Section 743(b) adjustment to that basis.

     Proposed Treasury Regulations under Section 743 of the Internal Revenue Code require a partnership that adopts the remedial allocation method (which we have done) to depreciate a portion of the Section 743(b) adjustment attributable to recovery property over the remaining cost recovery period for the Section 704(c) built-in gain. Nevertheless, the proposed regulations under Section 197 indicate that the Section 743(b) adjustment attributable to an amortizable
Section 197 intangible should be treated as a newly-acquired asset placed in service in the month when the purchaser acquires the common unit. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code rather than cost recovery deductions under Section 168 of the Internal Revenue Code is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Although the proposed regulations under Section 743 will likely eliminate many of the inconsistencies if finalized in their current form, the depreciation and amortization methods and useful lives associated with the Section 743(b) adjustment may differ from the methods and useful lives generally used to depreciate the common basis in such properties. Pursuant to our partnership agreement, we have adopted a convention to preserve the uniformity of common units even if such convention is not consistent with certain Treasury Regulations. See "-- Uniformity of Common Units."

     Although counsel is unable to opine as to the validity of this method, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of contributed property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of such property, or treat that portion as non-amortizable to the extent attributable to property the common basis of which is not amortizable. This method is consistent with the proposed regulations under
Section 743 but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets, and Proposed Treasury Regulation Section 1.197-2(g)(3). To the extent such Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation or amortization convention under which all purchasers acquiring common units in the same month would receive depreciation or amortization, whether attributable to common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. Such an aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to certain unitholders. See "-- Uniformity of Common Units."

     The allocation of the Section 743(b) adjustment must be made in accordance with the Internal Revenue Code. The IRS may seek to reallocate some or all of any Section 743(b) adjustment not so allocated by us to goodwill. Goodwill, as an intangible asset, would be amortizable over a longer period of time than our tangible assets.

     A Section 754 election is advantageous if the transferee's tax basis in his common units is higher than such common units' share of the aggregate tax basis of our assets immediately prior to the transfer. In such a case, as a result of the election, the transferee would have a higher tax basis in his share of our assets for purposes of calculating, among other items, his depreciation and depletion deductions and his share of any gain or loss on a sale of our assets. Conversely, a Section 754 election is disadvantageous if the transferee's tax basis in his common units is lower than such common units' share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the common units may be affected either favorably or adversely by the election.

     The calculations involved in the Section 754 election are complex and are made by us on the basis of certain assumptions as to the value of our assets and other matters. There is no assurance that the determinations made by us will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If such permission is granted, a subsequent purchaser of common units may be allocated more income than he would have been allocated had the election not been revoked.

     Valuation of Partnership Property and Basis of Properties

     The federal income tax consequences of the ownership and disposition of common units will depend in part on our estimates as to the relative fair market values, and determinations of the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers with respect to valuation matters, we will make many of the relative fair market value estimates. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or determinations of basis are subsequently found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years.

     Entity-Level Collections

     If we are required or elect under applicable law to pay any federal, state or local income tax on behalf of any unitholder or the general partner or any former unitholder, we are authorized to pay those taxes from our funds. Such payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to current unitholders. We are authorized to amend our partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of common units and to adjust subsequent distributions, so that after giving effect to such distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual partner in which event the partner could file a claim for credit or refund.

     Treatment of Short Sales

     A unitholder whose common units are loaned to a "short seller" to cover a short sale of common units may be considered as having disposed of ownership of those common units. If so, he would no longer be a partner with respect to those common units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period, any of our income, gain, deduction or loss with respect to those common units would not be reportable by the unitholder, any cash distributions received by the unitholder with respect to those common units would be fully taxable and all of such distributions would appear to be treated as ordinary income. Unitholders desiring to assure their status as partners and avoid the risk of gain recognition should modify any applicable brokerage account agreements to prohibit their brokers from borrowing their common units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. See also "-- Disposition of Common Units -- Recognition of Gain or Loss."

DISPOSITION OF COMMON UNITS

     Recognition of Gain or Loss

     A unitholder will recognize gain or loss on a sale of common units equal to the difference between the amount realized and the unitholder's tax basis for the common units sold. A unitholder's amount realized will be measured by the sum of the cash or the fair market value of other property received plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder's share of our nonrecourse liabilities, the gain recognized on the sale of common units could result in a tax liability in excess of any cash received from such sale.

     Prior distributions from us in excess of cumulative net taxable income allocated for a common unit which decreased a unitholder's tax basis in such common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder's tax basis in such common unit, even if the price is less than his original cost.

     Should the IRS successfully contest our convention to amortize only a portion of the Section 743(b) adjustment, described under "-- Tax Treatment of Operations -- Section 754 Election," attributable to an amortizable Section 197 intangible after a sale of common units, a unitholder could realize additional gain from the sale of common units than had such convention been respected. In that case, the unitholder may have been entitled to additional deductions against income in prior years but may be unable to claim them, with the result to him of greater overall taxable income than appropriate. Counsel is unable to opine as to the validity of the convention because of the lack of specific regulatory authority for its use.

     Gain or loss recognized by a unitholder, other than a "dealer" in common units, on the sale or exchange of a common unit will generally be taxable as capital gain or loss. Capital gain recognized on the sale of common units held for more than 12 months will generally be taxed at a maximum rate of 20%. A portion of this gain or loss, which could be substantial, however, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other "unrealized receivables" or to "inventory items" owned by us. The term "unrealized receivables" includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of the common unit and may be recognized even if there is a net taxable loss realized on the sale of the common unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a disposition of common units. Net capital loss may offset no more than $3,000 of ordinary income in the case of individuals and may only be used to offset capital gain in the case of corporations.

     The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis. Upon a sale or other disposition of less than all of such interests, a portion of that tax basis must be allocated to the interests sold using an "equitable apportionment" method. The ruling is unclear as to how the holding period of these interests is determined once they are combined. If this ruling is applicable to the holders of common units, a unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock. It is not clear whether the ruling applies to us because, similar to corporate stock, our interests are evidenced by separate certificates. Accordingly, counsel is unable to opine as to the effect such ruling will have on the unitholders. A unitholder considering the purchase of additional common units or a sale of common units purchased in separate transactions should consult his tax advisor as to the possible consequences of such ruling.

     Certain provisions of the Internal Revenue Code affect the taxation of certain financial products and securities, including partnership interests by treating a taxpayer as having sold an "appreciated" partnership interest, one in which gain would be recognized if it were sold, assigned or otherwise terminated at its fair market value, if the taxpayer or a related person enters into,

     (1) a short sale;

     (2) an offsetting notional principal contract; or

     (3) a futures or forward contract with respect to the partnership interest or substantially identical property.

     Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to a partnership interest, the taxpayer will be treated as having sold such position if the taxpayer or a related person then acquires the partnership interest or substantially similar property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

     Allocations Between Transferors and Transferees

     In general, our taxable income and losses are determined annually, are prorated on a monthly basis and are subsequently apportioned among the unitholders in proportion to the number of common units owned by each of them as of the opening of the principal national securities exchange on which the common units are then traded on the first business day of the month (the "Allocation Date"). However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business is allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring common units in the open market may be allocated income, gain, loss and deduction accrued after the date of transfer.

     The use of this method may not be permitted under existing Treasury Regulations. Accordingly, counsel is unable to opine on the validity of this method of allocating income and deductions between the transferors and the transferees of common units. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder's interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferors and transferees, as well as among partners whose interests otherwise vary during a taxable period, to conform to a method permitted under future Treasury Regulations.

     Any unitholder who owns common units at any time during a quarter and who disposes of such common units prior to the record date set for a cash distribution with respect to such quarter will be allocated items of our income, gain, loss and deductions attributable to such quarter but will not be entitled to receive that cash distribution.

     Notification Requirements

     A unitholder who sells or exchanges common units is required to notify us in writing of that sale or exchange within 30 days after the sale or exchange and in any event by no later than January 15 of the year following the calendar year in which the sale or exchange occurred. We are required to notify the IRS of that transaction and to furnish certain information to the transferor and transferee. However, these reporting requirements do not apply with respect to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker. Additionally, a transferee of a common unit will be required to furnish a statement to the IRS, filed with its income tax return for the taxable year in which the sale or exchange occurred, that sets forth the amount of the consideration paid for the common unit. Failure to satisfy these reporting obligations may lead to the imposition of substantial penalties.

     Constructive Termination

     We will be considered to have been terminated if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. If we elect to be treated as a large partnership, which we currently do not intend to do, we will not terminate by reason of the sale or exchange of interests in us. A termination of Heritage Propane will cause a termination of the Operating Partnership. Any such termination would result in the closing of our taxable year for all unitholders. New tax elections required to be made by us, including a new election under Section 754 of the Internal Revenue Code, must be made subsequent to a termination, and a termination could result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted prior to the termination.

UNIFORMITY OF COMMON UNITS

     Because we cannot match transferors and transferees of common units, uniformity of the economic and tax characteristics of the common units to a purchaser of such common units must be maintained. In the absence of uniformity, compliance with a number of federal income tax requirements, both statutory and regulatory, could be substantially diminished. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6) and Proposed Treasury Regulation Section 1.197-2(g)(3).

Any non-uniformity could have a negative impact on the value of the common units. See "-- Tax Treatment of Operations -- Section 754 Election."

     Although counsel is unable to opine on the validity of this method, we depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of contributed property or adjusted property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of such property, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable. This method is consistent with the proposed regulations under Section 743, but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets, and Proposed Treasury Regulation Section 1.197-2(g)(3). See
"-- Tax Treatment of Operations -- Section 754 Election." To the extent such
Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization convention under which all purchasers acquiring common units in the same month would receive depreciation and amortization deductions, whether attributable to common basis or Section 743(b) basis, based upon the same applicable rate as if they had purchased a direct interest in our property. If such an aggregate approach is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to certain unitholders and risk the loss of depreciation and amortization deductions not taken in the year that such deductions are otherwise allowable. This convention will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization convention to preserve the uniformity of the intrinsic tax characteristics of any common units that would not have a material adverse effect on the unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If such a challenge were sustained, the uniformity of common units might be affected, and the gain from the sale of common units might be increased without the benefit of additional deductions. See "-- Disposition of Common Units -- Recognition of Gain or Loss."

TAX-EXEMPT ORGANIZATIONS AND CERTAIN OTHER INVESTORS

     Ownership of common units by employee benefit plans, other tax-exempt organizations, nonresident aliens, foreign corporations, other foreign persons and regulated investment companies raises issues unique to such persons and, as described below, may have substantially adverse tax consequences. Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our taxable income allocated to such an organization will be unrelated business taxable income and thus will be taxable to such a unitholder.

     A regulated investment company or "mutual fund" is required to derive 90% or more of its gross income from interest, dividends, gains from the sale of stocks or securities or foreign currency or certain related sources. It is not anticipated that any significant amount of our gross income will include that type of income.

     Non-resident aliens and foreign corporations, trusts or estates which hold common units will be considered to be engaged in business in the United States on account of ownership of common units. As a consequence they will be required to file federal tax returns in respect of their share of our income, gain, loss or deduction and pay federal income tax at regular rates on any net income or gain. Generally, a partnership is required to pay a withholding tax on the portion of the partnership's income which is effectively connected with the conduct of a United States trade or business and which is allocable to the foreign partners, regardless of whether any actual distributions have been made to such partners. However, under rules applicable to publicly-traded partnerships, we will withhold taxes (currently at the rate of 39.6%) on actual cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our Transfer Agent on a Form W-8 in order to obtain credit for the taxes withheld. A change in applicable law may require us to change these procedures.

     Because a foreign corporation which owns common units will be treated as engaged in a United States trade or business, such a corporation may be subject to United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its allocable share of our income and gain, as adjusted for changes in the foreign corporation's "U.S. net equity," which are effectively connected with the conduct of a United States trade or business. An income tax treaty between the United States and the country in which the foreign corporate unitholder is a "qualified resident" may reduce or eliminate this tax. In addition, such a unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

     Under a ruling of the IRS, a foreign unitholder who sells or otherwise disposes of a common unit will be subject to federal income tax on gain realized on the disposition of such common unit to the extent that such gain is effectively connected with a United States trade or business of the foreign unitholder. Apart from the ruling, a foreign unitholder will not be taxed upon the disposition of a common unit if that foreign unitholder has held less than 5% in value of the common units during the five-year period ending on the date of the disposition and if the common units are regularly traded on an established securities market at the time of the disposition.

ADMINISTRATIVE MATTERS

     Information Returns and Audit Procedures

     We intend to furnish to each unitholder, within 90 days after the close of each calendar year, certain tax information, including a Substitute Schedule K-1, which sets forth such unitholder's share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will generally not be reviewed by counsel, we will use various accounting and reporting conventions, some of which have been mentioned in the previous discussion, to determine the unitholder's share of income, gain, loss and deduction. There is no assurance that any of those conventions will yield a result which conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. We cannot assure prospective unitholders that the IRS will not successfully contend in court that such accounting and reporting conventions are impermissible. Any such challenge by the IRS could negatively affect the value of the common units.

     The IRS may audit our federal income tax information returns. Adjustments resulting from any such audit may require each unitholder to adjust a prior year's tax liability, and possibly may result in an audit of the unitholder's own return. Any audit of a unitholder's return could result in adjustments not related to our returns as well as those related to our returns.

     Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code provides for one partner to be designated as the "Tax Matters Partner" for these purposes. Our partnership agreement appoints the general partner as our Tax Matters Partner.

     The Tax Matters Partner will make certain elections on our behalf and on behalf of the unitholders and can extend the statute of limitations for assessment of tax deficiencies against unitholders with respect to items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give such authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, such review may be sought by any unitholder having at least a 1% interest in our profits and by the unitholders having in the aggregate at least a 5% profits interest. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate. However, if we elect to be treated as a large partnership, which we do not intend to do because of the costs of application, a unitholder will not have a right to participate in settlement conferences with the IRS or to seek a refund.

     A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of the consistency requirement may subject a unitholder to substantial penalties. Partners in electing large partnerships are required to treat all items from the partnership's return in a manner consistent with such return. If we elect to be treated as a large partnership, each partner would take into account separately his share of the following items, determined at the partnership level: (1) taxable income or loss from passive loss limitation activities; (2) taxable income or loss from other activities, such as portfolio income or loss; (3) net capital gains to the extent allocable to passive loss limitation activities and other activities; (4) tax exempt interest; (5) a net alternative minimum tax adjustment separately computed for passive loss limitation activities and other activities; (6) general credits; (7) low-income housing credit; (8) rehabilitation credit; (9) foreign income taxes; (10) credit for producing fuel from a nonconventional source; and (11) any other items the Secretary of Treasury deems appropriate. Moreover, miscellaneous itemized deductions would not be passed through to the partners and 30% of those deductions would be used at the partnership level.

     Adjustments relating to partnership items for a previous taxable year are generally taken into account by those persons who were partners in the previous taxable year. Each partner in an electing large partnership, however, must take into account his share of any adjustments to partnership items in the year such adjustments are made. Alternatively, a large partnership could elect to or, in some circumstances, could be required to directly pay the tax resulting from any such adjustments. In either case, therefore, unitholders of an electing large partnership could bear significant costs associated with tax adjustments relating to periods predating their acquisition of units. We do not expect to elect to have the large partnership provisions apply to us because of the cost of their application.

     Nominee Reporting

     Persons who hold an interest in us as a nominee for another person are required to furnish to us (a) the name, address and taxpayer identification number of the beneficial owner and the nominee; (b) whether the beneficial owner is (i) a person that is not a United States person, (ii) a foreign government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing, or (iii) a tax-exempt entity; (c) the amount and description of common units held, acquired or transferred for the beneficial owner; and (d) certain information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

     Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and certain information on common units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report such information to us. The nominee is required to supply the beneficial owner of the common units with the information furnished to us.

     Registration as a Tax Shelter

     The Internal Revenue Code requires that "tax shelters" be registered with the Secretary of the Treasury. The temporary Treasury Regulations interpreting the tax shelter registration provisions of the Internal Revenue Code are extremely broad. It is arguable that we are not subject to the registration requirement on the basis that we do not constitute a tax shelter. However, the general partner, as our principal organizer, has registered us as a tax shelter with the Secretary of the Treasury in the absence of assurance that we are not subject to tax shelter registration and in light of the substantial penalties which might be imposed if registration is required and not undertaken. The IRS has issued us the following tax shelter registration number: 96234000014.

     ISSUANCE OF THE REGISTRATION NUMBER DOES NOT INDICATE THAT AN INVESTMENT IN US OR THE CLAIMED TAX BENEFITS HAVE BEEN REVIEWED, EXAMINED OR APPROVED BY THE IRS.

     We must furnish the registration number to the unitholders, and a unitholder who sells or otherwise transfers a common unit in a subsequent transaction must furnish the registration number to the transferee.

The penalty for failure of the transferor of a common unit to furnish the registration number to the transferee is $100 for each such failure. The unitholders must disclose our tax shelter registration number on Form 8271 to be attached to the tax return on which any deduction, loss or other benefit generated by us is claimed or our income is included. A unitholder who fails to disclose the tax shelter registration number on his return, without reasonable cause for that failure, will be subject to a $250 penalty for each failure. Any penalties discussed herein are not deductible for federal income tax purposes. Registration as a tax shelter may increase the risk of an audit.

     Accuracy-Related Penalties

     An additional tax equal to 20% of the amount of any portion of an underpayment of tax which is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, with respect to any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith with respect to that portion.

     A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return (i) with respect to which there is, or was, "substantial authority" or (ii) as to which there is a reasonable basis and the pertinent facts of such position are disclosed on the return. More stringent rules apply to "tax shelters," a term that in this context does not appear to include us. If any item of our income, gain, loss or deduction included in the distributive shares of unitholders might result in such an "understatement" of income for which no "substantial authority" exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty.

     A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 200% or more of the amount determined to be the correct amount of such valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

STATE, LOCAL AND OTHER TAX CONSIDERATIONS

     In addition to federal income taxes, a unitholder will be subject to other taxes, such as state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which he resides or in which we do business or own property. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. We currently conduct business in 26 states. Many of these states currently impose a state income tax. A unitholder will be required to file state income tax returns and to pay state income taxes in some or all of these states and may be subject to penalties for failure to comply with those requirements. In some states, tax losses may not produce a tax benefit in the year incurred and also may not be available to offset income in subsequent taxable years. Some of the states may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the state. Withholding, the amount of which may be greater or less than a particular unitholder's income tax liability to the state, generally does not relieve the non-resident unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. See "-- Tax Treatment of Unitholders -- Entity-Level Collections." Based on current law and our estimate of future operations, we anticipate that any amounts required to be withheld will not be material.

     IT IS THE RESPONSIBILITY OF EACH UNITHOLDER TO INVESTIGATE THE LEGAL AND TAX CONSEQUENCES, UNDER THE LAWS OF PERTINENT STATES AND LOCALITIES OF HIS INVESTMENT IN US. ACCORDINGLY, EACH PROSPECTIVE UNITHOLDER SHOULD CONSULT, AND MUST DEPEND UPON, HIS OWN TAX COUNSEL OR OTHER ADVISOR WITH REGARD TO THOSE MATTERS. FURTHER, IT IS THE RESPONSIBILITY OF EACH UNITHOLDER TO FILE ALL STATE AND LOCAL, AS WELL AS U.S. FEDERAL, TAX RETURNS THAT MAY BE REQUIRED OF SUCH UNITHOLDER. COUNSEL HAS NOT RENDERED AN OPINION ON THE STATE OR LOCAL TAX CONSEQUENCES OF AN INVESTMENT IN US.

                              PLAN OF DISTRIBUTION

     We may sell the Securities covered by this prospectus, directly, through agents, or to or through underwriters or dealers (possibly including our affiliates). Read the prospectus supplement to find the terms of the Securities offering, including:

     - the names of any underwriters, dealers or agents;

     - the offering price;

     - underwriting discounts;

     - sales agents' commissions;

     - other forms of underwriter or agent compensation;

     - discounts, concessions or commissions that underwriters may pass on to other dealers;

     - any exchange on which the Securities are listed.

     If we use underwriters or dealers in the sale, they will acquire the Securities for their own account and they may resell these Securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of the sale. The Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of such firms. Unless otherwise disclosed in the prospectus supplement, the obligations of the underwriters to purchase Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of the Securities offered by the prospectus supplement if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     During and after an offering through underwriters, the underwriters may purchase and sell the Securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters also may impose a penalty bid, which means that selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if the offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, the underwriters may discontinue these activities at any time.

     We may sell the Securities directly or through agents designated by us from time to time. We will name any agent involved in the offering and sale of the Securities and disclose any commissions payable by us to the agent or the method by which the commissions can be determined, in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment.

     Any brokers or dealers that participate in the distribution of the Securities may be "underwriters" within the meaning of the Securities Act for such sales. Profits, commissions, discounts or concessions received by any such broker or dealer may be underwriting discounts and commissions under the Securities Act.

     We may, through agreements, indemnify underwriters, dealers or agents who participate in the distribution of the Securities against certain liabilities including liabilities under the Securities Act. We may also provide funds for payments such underwriters, dealers or agents may be required to make. Underwriters, dealers and agents, and their affiliates may conduct business with us and our affiliates in the ordinary course of their businesses.

                           FORWARD LOOKING STATEMENTS

     Some information in this prospectus or any prospectus supplement may contain forward-looking statements. Such statements use forward-looking words such as "anticipate," "continue," "estimate," "expect," "may," "will," or other similar words. These statements discuss future expectations or contain projections. Specific factors which could cause actual results to differ from those in the forward-looking statements, include:

     - the effect of weather conditions on demand for propane;

     - price and availability of propane supplies;

     - the availability of capacity to transport propane to market areas;

     - competition from other energy sources and within the propane industry;

     - operating risks incidental to transporting, sorting, and distributing propane;

     - changes in interest rates;

     - governmental legislation and regulations;

     - energy efficiency and technology trends;

     - our ability to acquire other retail propane distributors and successfully integrate them into our existing operations and make cost saving changes;

     - our ability to obtain new customers and retain existing customers;

     - the condition of the capital markets in the United States; and

     - the political and economic stability of the oil producing nations of the world.

     When considering forward-looking statements, you should keep in mind the risk factors described in "Risk Factors" above. The risk factors could cause our actual results to differ materially from those contained in any forward-looking statement. We disclaim any obligation to update the above list or to announce publicly the result of any revisions to any of the forward looking statements to reflect future events or developments.

     You should consider the above information when reading any forward looking statements in:

     - this prospectus;

     - documents incorporated in this prospectus by reference;

     - reports filed with the SEC;

     - press releases; or

     - oral statements made by us or any of our officers or other persons acting on our behalf.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read our SEC filings over the Internet at the SEC's website at http://www.sec.gov. You may also read and copy documents at the public reference room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

     We also provide information to the NYSE because the common units are traded on the NYSE. You may obtain reports and other information at the offices of the NYSE at 20 Broad Street, New York, New York 10002.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose to you important information contained in other documents filed with the SEC by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information we later file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below:

     - our annual report on Form 10-K for the year ended August 31, 1998;

     - our quarterly reports on Form 10-Q for the quarters ended November 30, 1998, February 28, 1999 and May 31, 1999;

     - the description of the common units in our registration statement on Form 8-A (File No. 1-11727) filed pursuant to the Securities Exchange Act of 1934 on May 14, 1996 and any amendments or reports filed to update the description; and

     - all documents filed by us under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 between the date of this prospectus and the termination of the registration statement.

     If information in incorporated documents conflicts with information in this prospectus you should rely on the most recent information. If information in an incorporated document conflicts with information in another incorporated document, you should rely on the most recent incorporated document.

     You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

     Heritage Propane Partners, L.P.
     8801 S. Yale Avenue, Suite 310
     Tulsa, Oklahoma 74137
     Attention: H. Michael Krimbill
     Telephone: (918) 492-7272

     You should only rely on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are making offers of the securities only in states where the offer is permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

                                 LEGAL OPINIONS

     Certain legal matters relating to the Securities being offered will be passed upon for us by Baker & Botts, L.L.P., Houston, Texas. If certain legal matters in connection with an offering of Securities made by this prospectus and a related prospectus supplement are passed on by counsel for the underwriters of such offering, that counsel will be named in the applicable prospectus supplement relating to that offering.

                                    EXPERTS

     The consolidated financial statements of Heritage Propane Partners, L.P. incorporated by reference and the consolidated balance sheet of Heritage Holdings, Inc. included as an exhibit to this registration statement to the extent and for the periods indicated in their reports have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

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WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS NOR THE SALE OF COMMON UNITS MEANS THAT INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IS CORRECT AFTER THE DATES OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE NOT AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THESE COMMON UNITS IN ANY CIRCUMSTANCES UNDER WHICH THE OFFER OR SOLICITATION IS UNLAWFUL.

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         TABLE OF CONTENTS

                                    PAGE
                                    ----
         PROSPECTUS SUPPLEMENT
Who We Are........................   S-3
Recent Developments...............   S-3
Risk Factors......................   S-4
Use of Proceeds...................   S-4
Price Range of Common Units and
  Distributions...................   S-5
Tax Considerations................   S-6
Underwriting......................   S-7
Validity of Common Units..........   S-8
Experts...........................   S-8

               PROSPECTUS
Who We Are........................     2
About This Prospectus.............     2
Risk Factors......................     3
Use of Proceeds...................    12
Ratio of Earnings to Fixed
  Charges.........................    12
Description of Common Units.......    13
Description of Debt Securities....    15
Tax Considerations................    25
Plan of Distribution..............    40
Forward Looking Statements........    41
Where You Can Find More
  Information.....................    42
Legal Opinions....................    42
Experts...........................    43

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                             1,200,000 COMMON UNITS

                                HERITAGE PROPANE
                                 PARTNERS, L.P.

                                  REPRESENTING
                           LIMITED PARTNER INTERESTS

                           -------------------------
                              PROSPECTUS SUPPLEMENT
                           -------------------------

                            PAINEWEBBER INCORPORATED

                           A.G. EDWARDS & SONS, INC.

                               CIBC WORLD MARKETS

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                                OCTOBER 25, 1999

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